Exhibit 2.1

EXECUTION COPY

SERIES A PREFERRED UNIT PURCHASE AGREEMENT

by and among

Maxygen, Inc., a Delaware Corporation

And

Perseid Therapeutics LLC, a Delaware Limited Liability Company

And

Astellas Bio Inc., a Delaware Corporation

Dated as of May 16, 2011

SERIES A PREFERRED UNIT PURCHASE AGREEMENT

THIS SERIES A PREFERRED UNIT PURCHASE AGREEMENT (the “Agreement”) is made as of the 16th day of May, 2011 by and among Maxygen, Inc., a Delaware corporation (“Maxygen”), Perseid Therapeutics LLC, a Delaware limited liability company (“Perseid”) and Astellas Bio Inc., a Delaware corporation (“Bio”). Maxygen and Bio are collectively referred to herein as the “Parties.”

RECITALS

WHEREAS, Maxygen and Bio are parties to the Perseid Investors’ Rights Agreement (the “Rights Agreement”) dated September 18, 2009 by and among Perseid, Maxygen and Bio, and for purposes of Sections 5.1(h) and 5.1(i) thereof only, Astellas Pharma Inc., a Japanese corporation (“Astellas”), and for purposes of Section 5.1(g) thereof only, Astellas US Holding, Inc.

WHEREAS, pursuant to Section 5.1 of the Rights Agreement, Bio has the right to purchase all, but not part, of the Series A Preferred Units of Perseid (the “Series A Units”) held by Maxygen (consisting of all of the issued and outstanding Series A Units) at any time prior to September 18, 2012 (the “Buy-Out Option”).

WHEREAS, on March 17, 2011, Bio exercised the Buy-Out Option by giving written notice to Maxygen pursuant to the form attached to the Rights Agreement as Exhibit C.

WHERAS, Maxygen and Bio desire to effect the closing of the purchase of the Series A Units pursuant to the terms and subject to the conditions contained herein.

NOW THEREFORE, the parties hereby agree as follows:

ARTICLE 1

PURCHASE AND SALE OF SERIES A PREFERRED UNITS

1.1 Purchase and Sale of Series A Preferred Units. Pursuant to the terms and subject to the conditions of this Agreement, Bio agrees to purchase on the date hereof (the “Closing Date”), and Maxygen agrees to transfer and sell to Bio at the Closing (as hereinafter defined), FIFTY MILLION (50,000,000) Series A Units. In full consideration of the sale and transfer of such Series A Units, Bio shall, at the Closing, pay to Maxygen by wire transfer of same day funds to a bank account designated by Maxygen an aggregate purchase price of SEVENTY-SIX MILLION U.S. Dollars ($76,000,000), which is the “Option Exercise Price” as specified on Schedule 5.1 of the Rights Agreement.

1.2 Closing; Delivery.

(a) The closing of the transactions contemplated by this Agreement (the “Unit Purchase”) shall take place via the exchange of documents and signatures on the Closing Date at such place as Maxygen and Bio have mutually agreed upon (the “Closing”).

(b) At the Closing, Maxygen shall deliver to Bio the following items duly executed by Maxygen, as applicable:

(i) The certificate or certificates representing all of the Series A Units, duly endorsed in blank, or accompanied by assignments separate from certificate or certificates representing such Series A Units and made out in blank;

(ii) This Agreement;

(iii) A certificate of good standing with respect to Perseid from the Secretary of State of Delaware, the Secretary of State of California and the Franchise Tax Board of California;

(iv) The opinion of Maxygen’s counsel, in the form attached hereto as Exhibit A;

(v) A certification of non foreign status, which certification meets the requirements of Treasury regulations Section 1.1445-2(b)(2), in the form attached hereto as Exhibit B; and

(vi) A resignation letter from each of the officers and managers of Perseid set forth on Schedule 1.2(b)(vi).

(c) At the Closing, Bio shall deliver to Maxygen the following items duly executed by Bio, as applicable:

(i) This Agreement; and

(ii) The Option Exercise Price.

1.3 Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings set forth below:

(a) “4 Program” means any and all activities performed by or on behalf of Perseid or any of its licensees or Affiliates, (A) pursuant to the Astellas Agreement, or (B) otherwise directed to any CTLA-4 Variant including, without limitation, activities for the discovery, research, development, manufacture, commercialization or other exploitation of any CTLA-4 Variant or CTLA-4 Product intended for use in the Field.

(b) “4 Program Intellectual Property” means all Intellectual Property owned, licensed or otherwise controlled by Perseid (i) resulting from or generated under the 4

Program as currently conducted by Perseid (including all CTLA-4 Variants), or (ii) primarily used (or primarily has been used) in, or primarily useful for, the 4 Program or both the 4 Program and the Other Programs, in each case as currently conducted by Perseid, in each case excluding all Licensed Intellectual Property, but including, without limitation, the Intellectual Property listed on Schedule 1.3(b) attached hereto and all Intellectual Property owned by Perseid and licensed to Astellas under the Astellas Agreement.

(c) “Affiliate” means any corporation or other business entity that controls, is controlled by, or is under common control with a Party, for so long as such control exists. A corporation or other entity shall be regarded as in control of another corporation or entity if it owns or directly or indirectly controls at least fifty percent (50%) of the outstanding shares or other voting rights of the other corporation or entity having the right to elect directors or such lesser percentage that is the maximum permitted to be owned by a foreign entity in those jurisdictions where majority ownership by foreign entities is prohibited, or (A) in the absence of the ownership of at least fifty percent (50%) of the outstanding shares or other voting rights of a corporation, or (B) in the case of a non-corporate business entity, if it possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the corporation or non-corporate business entity, as applicable, whether through the ownership or control of voting securities, by contract or otherwise. Notwithstanding the foregoing, for the purposes of this Agreement, (i) Perseid shall not be an Affiliate of any Party and (ii) for the avoidance of doubt, none of Conus Partners, Inc. or Blackrock, Inc. or any of their respective affiliates, or any of their successors or assigns, shall be an Affiliate of Maxygen as a result of their current equity ownership in Maxygen or Maxygen’s current equity ownership in them, as the case may be, other than to the extent any such entity is otherwise an Affiliate of Maxygen.

(d) “Asset Contribution Agreement” means the Asset Contribution Agreement by and between Maxygen and Perseid dated September 18, 2009.

(e) “Astellas Agreement” means the Co-Development and Commercialization Agreement by and between Astellas and Maxygen dated September 18, 2008 and any amendments thereto, as assigned to Perseid pursuant to the Collaboration Agreement Assignment and Limited Novation by and among Maxygen, Perseid and Astellas dated September 18, 2009.

(f) “Benefit Plans” means every material written, unwritten, formal or informal plan, agreement, program, policy or other arrangement providing for direct or indirect compensation (other than workers’ compensation, unemployment compensation and other government programs), employment, severance, consulting, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits, deferred compensation, profit-sharing, bonuses, stock options, stock appreciation rights, other forms of incentive compensation, post-retirement insurance benefits, or other benefits, including, without limitation, each “employee benefit plan,” as defined in Section 3(3) of ERISA, which is maintained or contributed to by Perseid, Maxygen or any of Maxygen’s ERISA Affiliates for the benefit of any of the Employees, or pursuant to which Perseid has or may have any liability with respect to any of its Employees.

(g) “Business” means the business conducted by Perseid as of the date of this Agreement.

(h) “Certificate” means the Certificate of Formation of Perseid filed with the Secretary of State of the State of Delaware on September 8, 2009.

(i) “Code” means the Internal Revenue Code of 1986, as amended.

(j) “Constructive Knowledge” of a Party means, with respect to any fact, circumstance, event or other matter in question, (a) the actual knowledge of such fact, circumstance, event or other matter, or (b) the knowledge of such fact, circumstance, event or other matter that would have been ascertained after reasonable inquiry, consistent with such Person’s title and responsibilities, in either case, by any of the following individuals with respect to such Party or the Party’s employees who directly report to such individuals: Jim Sulat, John Borkholder, Sharon Fujita, Sridhar Viswanathan and Grant Yonehiro.

(k) “Contract” means any binding agreement, contract, consensual obligation, promise, understanding, arrangement, commitment or undertaking of any nature (whether written or oral and whether express or implied).

(l) “Copyrights” means all copyrights, and all rights, title and interests in all copyrights, copyright registrations and applications for copyright registration, certificates of copyright and copyrighted interests throughout the world, and all rights, title and interests in related applications and registrations throughout the world.

(m) “CTLA-4 Product” means any pharmaceutical product that contains a CTLA-4 Variant as an ingredient. For the avoidance of doubt, CTLA-4 Product shall include any formulation, delivery device, dispensing device or packaging required for effective use of the CTLA-4 Product.

(n) “CTLA-4 Variant” means (i) any amino acid (including any natural, synthetic, modified or other amino acid analogue) chain that is a Cytotoxic T lymphocyte associated antigen 4 or any variant, homolog, derivative, mutant or fragment thereof (each, a “CTLA-4 Molecule”) and (ii) any CTLA-4 Molecule that is conjugated or otherwise coupled to any other molecule (e.g., polyethylene glycol, immunoglobulin domain, sialylation, pegylated, or glycosylation).

(o) “Defined Benefit Plan” means either a plan described in Section 3(35) of ERISA or a plan subject to the minimum funding standards set forth in Section 302 of ERISA and Section 412 of the Code.

(p) “Employee” means any employee, consultant or director of Perseid.

(q) “Enabling Intellectual Property” means the Enabling Technology as defined under the Technology License Agreement. For clarity, Enabling Technology excludes (a) any Patents listed on Schedules 1.3(b), 1.3(uu) or 1.3(ww)(2) attached hereto, and (b) any CTLA-4 Variants and Other Protein Variants resulting from the use of the Enabling Technology, together with genetic materials encoding, and cell lines expressing, any such CTLA-4 Variant or Other Protein Variant.

(r) “Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, equity, trust, equitable interest, claim, preference, right of possession, lease, tenancy, license, encroachment, covenant, infringement, interference, Order, proxy, option, right of first refusal, preemptive right, community property interest, legend, defect, impediment, exception, reservation, limitation, impairment, imperfection of title, condition or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset (except as imposed by any Legal Requirement, or, in the case of a license, by the terms of the license) and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset) other than Permitted Encumbrances.

(s) “Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust or company (including any limited liability company or joint stock company).

(t) “Environment” means any ambient workplace, indoor or outdoor air, surface water, drinking water supply, groundwater, or other waterways, land surface or subsurface strata, soil, wildlife, plants, or other natural resources, or buildings, structures and fixtures.

(u) “Environmental Claim” means any legal proceeding, order or written notice of violation from any Governmental Authority or any Person alleging liability under any Environmental Law.

(v) “Environmental Law” means any applicable Legal Requirement concerning: (a) the Environment, including pollution, contamination, cleanup, preservation, protection, and reclamation thereof; (b) human health or safety related to the exposure to a Regulated Substance; (c) any Release or threatened Release of any Regulated Substance; or (d) the management of any Regulated Substance, including the presence, manufacture, generation, use, labeling, warning, notification, treatment, handling, storage, disposal, transportation, re-use, recycling or reclamation of any Regulated Substance.

(w) “Environmental Permit” means any permit, registration, approval, identification number, license or other authorization required under or issued pursuant to any Environmental Law.

(x) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(y) “ERISA Affiliate” means any person or entity under common control with Perseid within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder.

(z) “Excluded Protein Variant or Vaccine” means (i) any amino acid (including any natural, synthetic, modified or other amino acid analogue) chain that is a (A) granulocyte colony stimulating factor (G-CSF), (B) Exclusively Out-Licensed Protein, (C) MaxyBody (which, for the avoidance of doubt, shall not include any Ig portion of a CTLA-4 Variant or Other Protein Variant), (D) a protein from an infectious agent or a polynucleotide encoding such protein that in each case is intended to be used as a Vaccine (including infectious agents or other constructs incorporating a Vaccine and/or genetic material encoding a Vaccine (including live-attenuated or whole killed virus), but solely when such agent, construct or material is included with or otherwise incorporates a protein from an infectious agent (or variant, homolog, derivative, mutant or fragment of such protein as described in (E), below) or a polynucleotide encoding such protein (or such variant, homolog, derivative, mutant or fragment) and is intended to be used as a Vaccine), or (E) any variant, homolog, derivative, mutant, or fragment of subsection (A) or (B) or (D), which in the case of (D) is intended to be used as a vaccine (each, an “Excluded Protein Molecule”) and (ii) any Excluded Protein Molecule that is conjugated or otherwise coupled to any other molecule (e.g., polyethylene glycol, immunoglobulin domain, sialylation, pegylated, or glycosylation). In no event shall Excluded Protein Variants or Vaccines include any CTLA-4 Variants or (x) any amino acid (including any natural, synthetic, modified or other amino acid analogue) chain that is a protein or polypeptide listed on Schedule 2.1(b)(1) attached to the Asset Contribution Agreement, or (y) any variant, homolog, derivative, mutant, or fragment of subsection (x), provided that in the case of (y) such variant, homolog, derivative, mutant, or fragment has not been altered or modified in such a way as to cause such variant, homolog, derivative, mutant, or fragment to fall within (A), (B), (C), or (D) of the definition of Excluded Protein Variant or Vaccine set forth in the first sentence of this Section 1.3(z), or to fall within (E) above such that a reasonable, independent expert knowledgeable and experienced in working with protein pharmaceuticals would primarily consider such variant, homolog, derivative, mutant, or fragment to be a variant of a protein or polypeptide within (A), (B) or (D) above or a material portion thereof (rather than as a variant of some other protein or material portion thereof). For purposes of this definition of Excluded Protein Variant or Vaccine:

(X) “Exclusively Out-Licensed Protein” has the meaning set forth in Schedule 1.23(a) attached to the Asset Contribution Agreement; and

(Y) “MaxyBody” shall have the meaning set forth on Schedule 1.23(b) attached to the Asset Contribution Agreement.

(aa) “Facility” means, collectively, the laboratory and offices located at 515 Galveston Drive, Redwood City, California 94063 (the “Lab Facility”), and 301 Galveston Drive, Redwood City, California 94063 (the “Office Facility”).

(bb) “Field” has the meaning assigned to it in Section 1.20 of the Technology License Agreement.

(cc) “G&A Function” means a general and administrative function as is reasonably required to operate the Perseid Business consistent with past practice, which shall consist, in all material respects, of those assets and agreements specified on Schedule 1.3(cc) attached hereto.

(dd) “Governmental Approval” means any: permit, license, certificate, concession, approval, consent, ratification, permission, clearance, confirmation, exemption, waiver, franchise, certification, designation, rating, registration, variance, qualification, accreditation or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement including, without limitation, any filing or application with the U.S. Food and Drug Administration (the “FDA”), or any foreign counterpart thereof, including investigational new drug applications filed with the FDA as more fully defined in 21 C.F.R. §312.3, and foreign equivalents thereof, but excluding Environmental Permits.

(ee) “Governmental Authority” means any: (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, unit, or body and any court or other legal tribunal); (d) any governmental multinational organization or body; or (e) individual, Entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing or arbitral authority or power of any nature.

(ff) “Intellectual Property” means (A) Technology and (B) Intellectual Property Rights therein and thereto.

(gg) “Intellectual Property Rights” means any and all rights in and to Technology, including without limitation, Patents, Trade Secrets, Copyrights, Trademarks, moral rights, and mask work rights.

(hh) “JV Agreement” means the Master Joint Venture Agreement dated June 30, 2009 by and among Maxygen, Bio, Astellas and Perseid.

(ii) “Key Employee” means those Employees listed on Schedule 1.3(ii) attached hereto.

(jj) “Know-How” means any and all data, information and tangible materials including (a) ideas, discoveries, inventions or improvements; (b) research and development data, such as medicinal chemistry data, nonclinical data, preclinical data, pharmacology data, chemistry data (including analytical, product characterization, manufacturing, and stability data), toxicology data, clinical data (including investigator reports (both preliminary and final), statistical analyses, expert opinions and reports, safety and other electronic databases), analytical and quality control data and stability data, in each case together with supporting data; (c) databases, specifications, formulations, and formulae; (d) practices, knowledge, techniques, methods, formulas, processes, and manufacturing information; and (e) research materials and compositions of matter, including compounds, reagents, clinical candidates, chemical and biological material, cell lines, assays, compound libraries, animal models, and other physical, biological, or chemical material, in each of the foregoing cases, that is owned, licensed or otherwise controlled by Perseid. Know-How excludes any Patent rights with respect thereto (but does include information in unpublished patent applications).

(kk) “Knowledge” of a Party means, with respect to any fact, circumstance, event or other matter in question, the knowledge of such fact, circumstance, event or other matter by any of the following individuals (A) with respect to Maxygen: Jim Sulat, John Borkholder, Sridhar Viswanathan and Grant Yonehiro and (B) with respect to Bio: Toshiyuki Ishii, Naoki Okamura, Yoshihito Daimon, and Emiko Yano.

(ll) “Leased Real Property” means all of Perseid’s rights in the Real Property Leases and the leasehold estate created thereby, together with all of Perseid’s right, title and interest in all land, buildings, structures, easements, appurtenances, improvements (including construction in progress) and fixtures located on the premises described therein.

(mm) “Legal Requirement” means any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, Order, edict, decree, proclamation, treaty, convention, rule, regulation, permit, ruling, directive, pronouncement, requirement (licensing or otherwise), specification, determination or decision that has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

(nn) “Liability” means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with generally accepted accounting principles and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

(oo) “Licensed Intellectual Property” has the meaning assigned to “Licensed Technology” in Section 1.26 of the Technology License Agreement.

(pp) “LLC Agreement” means the Limited Liability Company Agreement of Perseid dated September 18, 2009 by and between Maxygen and Bio.

(qq) “Machinery and Equipment” means all tools, machinery and equipment (including manufacturing assembly and test equipment) owned by Perseid that are used (or have been used) in the Programs as currently conducted by Perseid or that are used (or have been used) in the G&A Function, wherever located and whether held by Perseid or Third Parties, including the Machinery and Equipment listed on Schedule 1.3(qq) attached hereto.

(rr) “Material Adverse Effect” means:

(i) with respect to Bio, any event, change or effect that, when taken individually or together with all other events, changes and effects, (A) is materially adverse to the condition (financial or otherwise), properties, assets, liabilities or operations of Bio, taken as a whole, or (B) prevents or materially delays consummation of the Unit Purchase or otherwise prevents Bio from performing its obligations under this Agreement; and

(ii) with respect to Maxygen or Perseid, any event, change or effect that, when taken individually or together with all other events, changes and effects, (A) is materially adverse to the condition (financial or otherwise), properties, assets, liabilities, or operations of Maxygen or Perseid, as the case may be, taken as a whole, or (B) prevents or materially delays consummation of the Unit Purchase or otherwise prevents Maxygen or Perseid, as the case may be, from performing its obligations under this Agreement.

(iii) For purposes of the foregoing paragraphs (i) and (ii), none of the following shall be deemed, either alone or in combination, to constitute a Material Adverse Effect, nor shall any of the following be taken into account in determining that there has been a Material Adverse Effect: any event, change or effect resulting from or arising out of (A) the performance by Maxygen, Astellas, Bio or Perseid of their respective obligations under this Agreement and the Transaction Agreements in accordance with their terms or as required by applicable Legal Requirements, (B) general economic changes, including changes in the market(s) in which Bio, Maxygen or Perseid, as the case may be, operates or which such party serves, to the extent that they do not disproportionately and adversely affect such party, (C) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof or (D) any change in applicable Legal Requirements.

(ss) “Multiemployer Plan” means a plan described in Section 3(37) of ERISA.

(tt) “Order” means any: (a) temporary, preliminary or permanent order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, stipulation, subpoena, writ or award that is or has been issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Authority; or (b) Contract with any Governmental Authority that is or has been entered into in connection with any Proceeding.

(uu) “Other Perseid Intellectual Property” means all Intellectual Property, if any, owned, licensed or otherwise controlled by Perseid that is primarily used in (or primarily has been used), or primarily useful for, more than one particular Program that is not otherwise included in the 4 Program Intellectual Property or Other Program Intellectual Property, but excluding all Licensed Intellectual Property and including the Intellectual Property listed on Schedule 1.3(uu) attached hereto.

(vv) “Other Programs” means, individually and collectively, any and all activities performed by or on behalf of Perseid or any of its licensees or Affiliates, directed to any Other Protein Variant including, without limitation, activities for the discovery, research, development, manufacture, commercialization or other exploitation of any Other Protein Variant or Other Protein Product intended for use in the Field.

(ww) “Other Program Intellectual Property” means all Intellectual Property owned, licensed or otherwise controlled by Perseid (A) resulting from or generated under the Other Programs as currently conducted by or for Perseid that is primarily related to, or primarily useful for, the Other Programs or the 4 Program (including the proteins and polypeptides listed on Schedule 1.3(ww)(1) attached hereto, and any Other Protein Variants), or (B) primarily used (or primarily has been used) in, or primarily useful for, a particular Other Program as currently conducted by or for Perseid, to the extent transferable or assignable, in each case excluding all Licensed Intellectual Property, but including, without limitation, the Intellectual Property listed on Schedule 1.3(ww)(2) attached hereto.

(xx) “Other Protein Product” means any pharmaceutical product that contains an Other Protein Variant as an ingredient. For the avoidance of doubt, Other Protein Product shall include any formulation, delivery device, dispensing device or packaging required for effective use of the Other Protein Product; provided, however, that Other Protein Product shall exclude all Vaccines.

(yy) “Other Protein Variant” means (a) any amino acid (including any natural, synthetic, modified or other amino acid analogue) chain that is a human or animal protein including, without limitation, any protein or polypeptide listed on Schedule 1.3(ww)(1) attached hereto, or any variant, homolog, derivative, mutant or fragment of the foregoing subsection (a), including, without limitation, amino acid chains resulting from the use of Shuffling, in each case other than any (i) CTLA-4 Variant or (ii) Excluded Protein Variant or Vaccine, (each such protein or variant, homolog, derivative, mutant or fragment thereof, an “Other Protein Molecule”) and (b) any Other Protein Molecule that is conjugated or otherwise coupled to any other molecule (e.g., polyethylene glycol, immunoglobulin domain, sialylation, pegylated, or glycosylation).

(zz) “Patents” means all patent rights and all rights, title and interests in all patent applications and patents to issue on them, all letters patent or equivalent rights and applications, including utility patents, design patents, plant patents, statutory invention registrations, and any reissue, re-examination, renewal, supplementary protection certificates, extension, division, provisional, substitution, continuation, or continuation-in-part applications thereto throughout the world.

(aaa) “Permitted Encumbrance” means, with respect to the Facility or the Perseid Assets, any or all of the following: (A) Encumbrances for Taxes and other similar governmental charges and assessments which are not yet delinquent or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established, (B) conditional sales contracts (covering personal property and equipment, but not real property or Intellectual Property) and equipment leases entered into in the ordinary course of business, (C) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business for sums not yet due and payable, and (D) any and all terms and conditions under Contracts specified in Schedule 1.3(aaa) attached hereto.

(bbb) “Perseid Assets” means all assets, properties, goodwill and rights of Perseid of every nature, kind and description, tangible and intangible, wherever located, whether or not carried on the books of Perseid.

(ccc) “Perseid Business” means the conduct of the Programs by or for Perseid or its Affiliates or its licensees, including, without limitation, the exploitation of assets and rights and the performance of activities and obligations relevant to the Programs and the discovery, research, development, manufacture, commercialization and other exploitation of Products within the Programs.

(ddd) “Perseid Contracts” means any and all contracts, agreements (including grant agreements) or commitments of Perseid that primarily relate to, or are primarily useful for, the Programs (but for the avoidance of doubt excluding all contracts, agreements or commitments primarily related to the Licensed Intellectual Property), as listed on Schedule 1.3(ddd) attached hereto.

(eee) “Perseid Intellectual Property” means all Intellectual Property included within the Perseid Assets, collectively, the 4 Program Intellectual Property, Other Program Intellectual Property and Other Perseid Intellectual Property. Perseid Intellectual Property does not include any Licensed Intellectual Property.

(fff) “Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity including Governmental Authority.

(ggg) “Personal Property” means all personal property, office furnishings, supplies and other tangible personal property that are used (or have been used) in the Programs or the G&A Function and owned by Perseid, whether held by Perseid or Third Parties, including, without limitation, the items listed on Schedule 1.3(ggg) attached hereto.

(hhh) “PP&E” means, collectively, (A) Personal Property, (B) Machinery and Equipment and (C) all buildings, structures, improvements, furnishings, furniture, fixtures, displays, appliances and other personal property of every kind and nature owned or leased by the Perseid in connection with the Perseid Assets or the Facility.

(iii) “Proceeding” means any action, suit, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation that is or has been commenced, brought, conducted or heard at law or in equity or before any Governmental Authority or any arbitrator or arbitration panel.

(jjj) “Products” mean, collectively, (i) any CTLA-4 Product and (ii) any Other Protein Product.

(kkk) “Profits Interest Unit” means a common unit of Perseid that constitutes a “profits interest” for U.S. federal income tax purposes.

(lll) “Programs” mean, collectively, (i) the 4 Program and (ii) the Other Programs.

(mmm) “Real Property Lease” means, collectively, (a) that certain Lease between Metropolitan Life Insurance Company, as lessor, and Perseid, as successor lessee, dated as of October 21, 1998, as amended to date, for certain premises consisting of the laboratory and offices located at 515 Galveston Drive, Redwood City, California 94063 (the “Lab Facility”); and (b) that certain Lease between Metropolitan Life Insurance Company, as lessor, and Perseid, as successor lessee, dated December 2004, as amended to date, for certain premises consisting of the laboratory and offices located at 301 Galveston Drive, Redwood City, California 94063 (the “Office Facility”).

(nnn) “Registered Intellectual Property Rights” means all United States, international and foreign: (A) Patents, including applications therefor; (B) registered Trademarks, applications to register Trademarks, including intent-to-use applications, or other registrations or applications related to Trademarks; (C) Copyrights registrations and applications to register Copyrights; and (D) any other Technology that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public or private legal authority at any time.

(ooo) “Regulated Substances” means any material, waste or substance that in relevant quantity, form and or concentration is listed, defined, classified, controlled or regulated by any Governmental Authority as “hazardous,” “toxic,” or a “pollutant,” or “contaminant,” pursuant to any Environmental Law, including but not limited to any explosives, radon, radioactive materials, friable asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum and petroleum products (including waste petroleum and petroleum products).

(ppp) “Release” shall have the same meaning as under 42 USC Section 9601(22) of the Comprehensive Environmental Responsibility Compensation & Liability Act of 1980 (“CERCLA”).

(qqq) “Remedial Action” shall have the same meaning as under 42 USC Section 9601(24) of the CERCLA.

(rrr) “Representatives” means officers, directors, attorneys, advisors and agents of a party, except that Perseid shall not be a Representative of any Party. In addition, all Affiliates of Maxygen or Bio shall be deemed to be “Representatives” of Maxygen or Bio, respectively.

(sss) “Shuffling” means techniques, methodologies, processes, materials or instrumentation for performing recombination-based modification of genetic material for the creation of potentially useful variant nucleic acids or proteins. “Shuffle” and “Shuffled” have their correlative meanings.

(ttt) “Sublease Agreements” means, collectively, (a) that certain Sublease Agreement for the Lab Facility by and between Perseid, as sublessor, and Maxygen, as sublessee, dated February 3, 2010 and (b) that certain Sublease Agreement for the Office Facility by and between Perseid, as sublessor, and Maxygen, as sublessee, dated February 3, 2010.

(uuu) “Subleased Real Property” means, collectively, the premises subleased to Maxygen pursuant to the Sublease Agreement.

(vvv) “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount and any interest on such penalty, addition to tax or additional amount, imposed by any Tax Authority.

(www) “Tax Authority” means any Governmental Authority responsible for the imposition, assessment or collection of any Tax (domestic or foreign).

(xxx) “Technology” means any or all of the following: (A) works of authorship including, without limitation, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, documentation, designs, files, net lists, records, data and mask works; (B) inventions (whether or not patentable and whether or not reduced to practice), improvements, and technology; (C) proprietary and confidential information and materials, including technical data and customer and supplier lists, Trade Secrets, discoveries, processes, formulas, and other Know-How; (D) databases, data compilations and collections and technical data; and (E) all copies and instantiations of the foregoing in any form and embodied in any media, in each of the foregoing cases that is owned, licensed or otherwise controlled by Perseid.

(yyy) “Technology License Agreement” means the Technology License Agreement dated September 18, 2009 by and between Maxygen and Perseid.

(zzz) “Third Party” means any entity other than Bio, Maxygen, Perseid or their respective Affiliates. For the avoidance of doubt, sublicensees which are not an Affiliate of Bio, Maxygen or Perseid shall be included in the definition of Third Party.

(aaaa) “Trademarks” means all trademarks, service marks, trade names, rights in trade dress, logos, slogans, trade names, internet domain names and addresses, and all trademark interests throughout the world together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all right, title and interest in related applications, registrations, and renewals throughout the world, whether arising under the laws of the United States or any other country or other jurisdiction.

(bbbb) “Trade Secrets” means all trade secrets under applicable law and other rights in Know-How, and confidential or proprietary information, processing, manufacturing or marketing information, new developments, research, inventions, processes, ideas or other proprietary information that provide Perseid with advantages over competitors who do not have access to such information and documentation thereof (including related papers, blueprints, drawings, chemical compositions, formulae, diaries, notebooks, specifications, designs, methods of manufacture and data processing software, and compilations of information) and all claims and rights related thereto.

(cccc) “Transaction Agreements” means collectively the (a) JV Agreement; (b) Asset Contribution Agreement; (c) Purchase Agreement (as defined in the JV Agreement); (d) Preferred Unit Agreements (as defined in the JV Agreement); (e) Transition Services Agreement (as defined in the JV Agreement); (f) Other Products Collaboration Agreement (as defined in the JV Agreement); (g) Technology License Agreement (as defined in the Asset Contribution Agreement); (h) Joinder Agreement (as defined in the JV Agreement); (i) Bridge Loan

Agreement (as defined in the JV Agreement); (j) LLC Agreement (as defined in the JV Agreement); (k) Astellas Agreement Assignment and Novation (excluding, for the avoidance of doubt, the Astellas Agreement itself) (as defined in the Asset Contribution Agreement); (l) UCOE License Assignment Agreement (as defined in the Asset Contribution Agreement); (m) Patent Assignment (as defined in the Asset Contribution Agreement); (n) Assignment and Assumption (as defined in the Asset Contribution Agreement); and (o) the Sublease Agreements.

(dddd) “Transfer Taxes” shall mean all federal, state, local or foreign sales, use, transfer, real property transfer, mortgage recording, stamp duty, value-added or similar taxes that may be imposed in connection with the transfer of the Series A Units, together with any interest, additions to tax or penalties with respect thereto and any interest in respect of such additions to tax or penalties.

(eeee) “Vaccines” means a formulation intended to be administered in a formulation containing one or more Antigen(s) (and/or a nucleic acid sequence encoding an Antigen) in the form of (i) an infectious agent (e.g., bacteria, viruses, parasite, or protozoa) whether live, attenuated or dead, (ii) protein(s), (iii) nucleic acid(s), (iv) cells, spores and vectors (i.e., viruses and/or virus-like particles, liposomes, beads and/or other substrates for Antigen presentation), (v) fragments of any of the foregoing, and/or (vi) a combination of any of the preceding, which formulation is administered for the purpose of inducing an Immune Response in the human and/or animal recipient specifically directed to at least one such Antigen for the prevention or treatment of a disease state, symptom and/or condition in humans and/or animals caused by an infectious agent. For the purposes of this definition of Vaccine:

(A) “Antigen” means a molecule (i.e., protein, polypeptide, peptide, carbohydrate, glycoprotein, glycolipid and/or any combination of the foregoing that is, or is derived in whole or part from, a molecule associated with an infectious agent) that produces an Immune Response to such molecule in a human and/or animal recipient.

(B) “Immune Response” means an immune state directed to the applicable infectious agents (or a molecule associated with such infectious agent) resulting from the modulation of activity (i.e., an increase, decrease and/or qualitatively different activity) of one or more lymphoid cells (e.g., B cells, NK cells, T cells and/or professional antigen-presenting cells, such as monocytes, macrophages, Langerhans cells, and/or dendritic cells) following the administration of a stimulus.

1.4 Tax Withholding. Bio shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Article 1 to Maxygen such amounts as Bio reasonably determines that it is required to deduct and withhold with respect to the making of such payment under the Code and the Treasury regulations promulgated thereunder, or any provision of state, local or foreign Tax law. To the extent that amounts are so deducted and withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to Maxygen in respect of which such deduction and withholding was made. The parties hereby acknowledge that under current Law, Bio is not required to deduct or withhold pursuant to this Section 1.4, and each party hereby agrees to inform the other party of any such required deduction or withholding as soon as is reasonably practical after it becomes aware of any such requirement.

ARTICLE 2

REPRESENTATIONS, WARRANTIES AND COVENANTS OF MAXYGEN

Except as set forth in the corresponding sections of the Disclosure Schedule attached as Exhibit C to this Agreement or as disclosed in the reports, schedules, forms, statements and other documents filed by Maxygen with the SEC (and with respect to such reports, schedules, forms, statements and other documents filed prior to January 1, 2011, such items shall be specifically cross referenced in the Disclosure Schedule), Maxygen hereby represents and warrants to Bio that, as of the date hereof:

2.1 Organization. Maxygen is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware, the jurisdiction of its incorporation, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Perseid is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware, the jurisdiction of its formation, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

2.2 Authority. Maxygen has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Unit Purchase. The execution and delivery of this Agreement and the consummation by Maxygen of the Unit Purchase have been duly and validly authorized by all requisite corporate action, and no other corporate proceedings on the part of Maxygen are necessary to authorize this Agreement or to consummate the Unit Purchase. At the Closing, this Agreement will (a) be duly and validly executed and delivered by Maxygen and (b) constitute the legal, valid and binding obligations of Maxygen, enforceable against Maxygen in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles related to or limiting creditors’ rights generally, by the availability of equitable remedies and defenses.

2.3 Title. Maxygen is the record and beneficial owner of the Series A Units, free and clear of all liens, encumbrances and restrictions, other than restrictions on transfer under the Transaction Agreements and any other restrictions on transfer imposed under applicable securities laws. The Series A Units being transferred under this Agreement by Maxygen constitute all of the issued and outstanding Series A Units and may be transferred, assigned and conveyed by Maxygen to Bio as called for in this Agreement without such transfer, assignment and conveyance constituting a breach or default by Maxygen of any provisions of any agreement or covenant by which Maxygen is bound.

2.4 Capitalization.

(a) Section 2.4 of the Disclosure Schedule lists all outstanding Profits Interest Units, divided into those which have vested and those which have not vested as of the date of this Agreement on a Service Provider-by-Service Provider basis. The Series A Units, together with the Series B Units of Perseid owned by Bio and the Profits Interest Units set forth on Section 2.4 of the Disclosure Schedule, constitute all of the issued and outstanding equity interests of Perseid. The Series A Units and the Profits Interest Units set forth on Section 2.4 of the Disclosure Schedule have been duly authorized and validly issued and are fully paid and nonassessable.

(b) Except for the Profit Interest Units and the Transaction Agreements, there are no (i) outstanding preemptive right, subscription, option, call, warrant or other right to acquire any securities of Perseid; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any securities of Perseid; (iii) agreement, contract or arrangement under which Maxygen is or may become obligated to sell, issue or otherwise dispose of or redeem, purchase or otherwise acquire any of Perseid’s securities; or (iv) member agreement (other than the limited liability company agreement of Perseid), voting trust or other agreement, arrangement or understanding to which Maxygen or Perseid is a party that may affect the exercise of voting or any other rights with respect to the equity interests of Perseid.

2.5 Company Documents. The Certificate and the LLC Agreement are in the respective forms previously delivered to Bio. The copy of the minute books of Perseid previously delivered to Bio contains minutes of all meetings of managers and members and all actions by written consent without a meeting by the managers and members since the date of formation and accurately reflects in all material respects all actions by the managers (and any committee of managers) and members with respect to all transactions referred to in such minutes, and the copies of minutes and resolutions of Maxygen provided to Bio contains minutes of all meetings of directors and stockholders and all actions by written consent without a meeting by the directors and stockholders relating to Perseid since the date of its formation and accurately reflects in all material respects all actions by the directors (and any committee of directors) and stockholders with respect to all transactions referred to in such minutes.

2.6 No Conflicts; Required Consents. No consents are required with respect to Maxygen’s execution and delivery of this Agreement and the consummation of the Unit Purchase. No further action by any of Maxygen, its officers, directors or stockholders is required with respect to the execution of this Agreement and the consummation of the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Maxygen do not and will not either with or without notice or lapse of time:

(a) conflict with, violate or result in any breach of: (A) Maxygen’s certificate of incorporation or bylaws or equivalent organizational documents; (B) Perseid’s Certificate or LLC Agreement; (C) any Legal Requirement with respect to Perseid applicable to Perseid or by which its assets or properties are bound or affected, except those which would not have a Material Adverse Effect with respect to Perseid;

(b) give any Governmental Authority or other Person the right to (A) exercise any remedy or obtain any relief under any Legal Requirement or any order, judgment, injunction, decree, or award of any arbitrator to which Perseid is subject, (B) declare a default of, exercise any remedy under, accelerate the performance of, cancel, terminate, modify or receive any payment under any indenture or loan or credit agreement or any other agreement to which Perseid is a party or by which Perseid may be bound or affected or (C) revoke, suspend or modify any Governmental Approval, except, with respect to any of clauses (A) through (C), as would not be reasonably likely to result in a Material Adverse Effect with respect to Perseid;

(c) cause Perseid to become subject to, or to become liable for the payment of, any material Tax;

(d) result in any breach of or constitute a default under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance on the Facility or the Perseid Assets other than Permitted Encumbrances pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation except as would not be reasonably likely to result in a Material Adverse Effect with respect to Perseid; or

(e) require Maxygen or Perseid to obtain any consent of, or make or deliver any filing or notice to, a Governmental Authority, other than as expressly contemplated by the Transaction Agreements.

2.7 Broker’s Fees. Maxygen has no liability or obligation to pay any fees or commissions to any broker, finder, agent or attorney, with respect to the Unit Purchase.

2.8 Board Approval. Maxygen’s Board has approved this Agreement and the Unit Purchase.

2.9 Transactions with Affiliates. Except as set forth in the financial statements of Maxygen included in Maxygen’s Annual Report on Form 10-K for the period ended December 31, 2010, filed with the SEC on March 8, 2011 (the “Financial Statements”), no Affiliate of Maxygen or Perseid (a) has any direct or indirect interest in any Perseid Asset; (b) has any claim or right against Perseid, and no event has occurred, and no condition or circumstance exists, that might (with or without notice or lapse of time) directly or indirectly give rise to or serve as a basis for any claim or right in favor of any Affiliate against the Perseid Business and/or the Perseid Assets; (c) is a party to any Perseid Contract or has had any direct or indirect interest in any Perseid Contract, transaction or business dealing with Perseid that pertains to the Perseid Business; or (d) received from or furnished to Perseid any goods or services (with or without consideration) since December 31, 2010 in respect of the Perseid Business.

2.10 Absence of Changes.

(a) Except as otherwise expressly contemplated by the Transaction Agreements, since September 18, 2009, (i) Perseid has conducted the Perseid Business in the ordinary course of business; (ii) Perseid has paid all of its Liabilities relating to the Perseid Assets or the Business when due, subject to good faith disputes over such Liabilities; (iii) Perseid has maintained insurance coverage in amounts adequate to cover the reasonably anticipated risks of Perseid to the Perseid Assets or the Business; and (iv) no event or circumstance has occurred that would reasonably be expected to result in a Material Adverse Effect with respect to Perseid.

(b) Except as otherwise expressly contemplated by the Transaction Agreements, since September 18, 2009, neither Perseid nor Maxygen has:

(i) Entered into, created, incurred or assumed (i) any borrowings under capital leases relating to the Perseid Assets or the Business or (ii) any obligations which would have a Material Adverse Effect on Perseid’s ability to conduct the Business;

(ii) Acquired any business or any entity by merging or consolidating with, or by purchasing any equity securities or all or substantially all of the assets of, any such business or entity or any similar transaction, in each case such as are material, individually or in the aggregate, to the Business or the Perseid Assets;

(iii) Sold, transferred, leased, out-licensed or otherwise encumbered any of the Perseid Assets or the Business, or otherwise entered into any Contract or other transaction that would limit, reduce or restrict the Intellectual Property constituting the Perseid Assets (including under the Technology License Agreement) except for (i) transfer of materials in the ordinary course of business under standard material transfer agreements solely for internal research use, which transfer of materials excludes any transfer, out-license or assignment of any Intellectual Property Rights beyond the grant of a limited, non-exclusive right to use such materials for internal research purposes, (ii) transfer of materials to contractors in the performance of activities under the Astellas Agreement in accordance with the terms of that agreement and the plans and budgets approved by the JSC thereunder, or (iii) transfer materials to contractors in the performance of the research activities to be conducted by Maxygen as described in Section 5.15 of the JV Agreement in accordance with Schedule 5.2 attached thereto;

(iv) Entered into any agreements or commitments relating to the Perseid Assets or the Business with another Person, except on commercially reasonable terms in the ordinary course of business;

(v) Violated any Legal Requirement applicable to the Business or the Perseid Assets except those that would not have a Material Adverse Effect with respect to Perseid;

(vi) Violated any Contract or Governmental Approval applicable to the Business or the Perseid Assets, the violation of which could reasonably be expected to have a Material Adverse Effect with respect to Perseid;

(vii) Terminated or amended any Contract (other than employment or similar agreements, which are provided for under clauses (xvii) and (xviii), below) or Governmental Approval applicable to the Business or the Perseid Assets, other than in the ordinary course of business;

(viii) Commenced a Proceeding which would affect in any adverse manner the Perseid Assets or the Business;

(ix) Purchased, leased, in-licensed or otherwise acquired any assets relating to the Perseid Assets or the Business, except for (i) supplies, materials, services and equipment purchased, leased, in-licensed or acquired by Perseid in the ordinary course of business, (ii) supplies, materials, services and in-licenses of intellectual property in furtherance of activities under the Astellas Agreement, as permitted under the terms of that agreement and the plans and budgets approved by the JSC thereunder, or (iii) supplies, materials, services and in-licenses to intellectual property in furtherance of activities conducted by Maxygen as described in Section 5.15 of the JV Agreement in accordance with Schedule 5.2 attached thereto;

(x) Provided any credit, loan, advance, guaranty, endorsement, indemnity, warranty or mortgage relating to the Perseid Assets or the Business to any Person, including any of the customers, stockholders, officers, employees or directors of Perseid or Maxygen, other than those made in the ordinary course of business;

(xi) Borrowed from any Person by way of a loan, advance, guaranty, endorsement, indemnity, or warranty if such act would have a Material Adverse Effect with respect to Perseid;

(xii) Changed its credit practices, accounting methods or practices or standards used to maintain its books, accounts or business records as they relate to the Business or Perseid Assets, if such act would have a Material Adverse Effect with respect to Perseid;

(xiii) Changed the terms of its accounts or other payables or Receivables or take any action directly or indirectly to cause or encourage any acceleration or delay in the payment, collection or generation of its accounts or Receivables with respect to the Perseid Assets or the Business, if such act would have a Material Adverse Effect with respect to Perseid;

(xiv) Incurred with respect to the Business or Perseid Assets any indebtedness for borrowed money, any deferred purchase price of property or leases which would be capitalized in accordance with GAAP, any reimbursement and other obligations in respect of letters of credit and surety or performance bonds, any net obligations in respect of derivative products, any accounts payable or trade payables other than accounts payable and trade payables incurred in the ordinary course, or any similar transaction (contingent or otherwise); and any liability as a surety, guarantor, accommodation party or otherwise for or upon the indebtedness or obligation of any other Person of the nature described above;

(xv) With respect to the Perseid Assets or the Business, other than in the ordinary course of business, (i) changed the management organization or personnel arrangements with sales brokers, market research projects or working capital levels (payables and Receivables); (ii) changed the discretionary costs, such as maintenance and repairs, research and development, and training; (iii) made any changes in capital expenditures or deferrals of capital expenditures; (iv) deviated from operating budgets; or (v) changed any of its business policies, including, advertising, investments, marketing, pricing, purchasing, production, personnel, sales, returns, budget or product acquisition policies, if any such act would have a Material Adverse Effect with respect to Perseid;

(xvi) Amended the terms of its certificate of formation or limited liability company agreement in any manner that would be reasonably likely to materially impede or delay the consummation of the Unit Transfer;

(xvii) Except as expressly consented to by Bio, hired any new employee who is substantially related to the Business other than in the ordinary course of business, terminated any Key Employee other than for Cause, increased the annual level of compensation of any Employee except for regular, scheduled compensation increases in the ordinary course of business, established or adopted any Employee Benefit Plan, or granted any new severance entitlements or any unusual or extraordinary bonuses, benefits or other material compensation to any Employee, in each case other that in the ordinary course of business or pursuant to written agreements, arrangements or policies in effect as of the date of this Agreement;

(xviii) Made any severance payments to any Employee, except payments made pursuant to written agreements, arrangements or policies in effect as of September 18, 2009;

(xix) Failed to maintain all inventory relating to the Business at current levels or failed to maintain the Perseid Assets in good repair, order and condition, reasonable wear and tear excepted, if any such failure would have a Material Adverse Effect with respect to Perseid;

(xx) Intentionally taken any other action or fail to take any action that would cause a Material Adverse Effect with respect to Perseid; or

(xxi) Entered into any Contract or agree, in writing or otherwise, to take any of the actions described above in this Section.

2.11 Undisclosed Liabilities; Indebtedness. Perseid has no Liability relating to the Perseid Business or the Perseid Assets (the “Perseid Liabilities”) other than (i) Perseid Liabilities reflected on the Financial Statements, (ii) Perseid Liabilities not required to be reflected on Maxygen’s financial statements under U.S. generally accepted accounting principles as in effect on the date hereof, (iii) Perseid Liabilities that have arisen after December 31, 2010 in the ordinary course of business or (iv) Perseid Liabilities arising under the Transaction Agreements. Perseid has no indebtedness for borrowed money and no accounts payable or trade payables other than accounts payable and trade payables incurred in the ordinary course.

2.12 Tax Matters.

(a) Since its formation, Perseid has been classified as a partnership for US federal, state and local purposes.

(b) Perseid (i) has timely paid all Taxes (whether or not shown or required to be shown on any Tax Return) it is required to pay and (ii) has timely filed all required federal, state, local and foreign returns, estimates, information statements and reports (“Tax Returns”) relating to any and all Taxes concerning or attributable to the Perseid Assets and such Tax Returns are true and correct and completed in accordance with applicable law.

(c) Perseid has, in all material respects, timely paid or withheld with respect to its employees (and timely paid over any withheld amounts to the appropriate Tax Authority) all federal and state income taxes, amounts owed under the Federal Insurance Contribution Act and the Federal Unemployment Tax Act and other Taxes required to be withheld or paid.

(d) Maxygen does not have Knowledge of any basis for the assertion of any claim for any material liabilities for unpaid Taxes for which Perseid would become liable as a result of the Unit Purchase or that would result in any Encumbrance on any of the Perseid Assets.

(e) There are no Encumbrances with respect to any Taxes upon any of the Perseid Assets, other than with respect to Taxes not yet due and payable.

(f) To the extent applicable to the Perseid Business or the Perseid Assets, Perseid has not been delinquent in the payment of any Tax, nor is there any Tax deficiency outstanding, assessed or proposed against Perseid, nor has Perseid executed any outstanding waiver of any statute of limitations on or extension of the period for the assessment or collection of any Tax. Perseid has delivered to Bio correct and complete copies of all income Tax Returns since September 18, 2009.

(g) To the extent applicable to the Perseid Business or the Perseid Assets, (i) no audit or other examination of any Tax Return of Perseid is presently in progress, nor has Perseid been notified of any request for such an audit or other examination; (ii) no adjustment relating to any Tax Return filed by Perseid has been proposed formally or, to the Knowledge of Maxygen, informally by any Tax Authority to Perseid or any representative thereof; and (iii) no claim has ever been made by an authority in a jurisdiction where Perseid does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(h) None of the Perseid Assets is “tax exempt use property” within the meaning of Section 168(h) of the Code.

(i) The unpaid Taxes of Perseid (A) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect the timing differences between book and Tax income) set forth on the face of the most recent balance sheet and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of Perseid in filing its Tax Returns.

2.13 Intellectual Property.

(a) Section 2.13(a) of the Disclosure Schedule lists all Registered Intellectual Property Rights within the Perseid Intellectual Property owned by, filed in the name of, or applied for, by Perseid (the “Perseid Registered Intellectual Property Rights”) and, to the Constructive Knowledge of Maxygen and Perseid, lists any proceedings or actions (other than ordinary prosecution activities related to pending patent applications listed in Section 2.13(a) of the Disclosure Schedule) pending before any court, tribunal (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere in the world) related to any Perseid Registered Intellectual Property Rights, which, for the avoidance of doubt, excludes any proceedings or actions where such Perseid Registered Intellectual Property Right is cited or mentioned but is not otherwise the subject of the proceeding or action.

(b) With respect to the Patents directed to the proteins or polypeptides listed in Section 2.13(b)(1) of the Disclosure Schedule, or variants of the foregoing, to nucleotides encoding the foregoing, and to methods of use of the foregoing, all necessary registration, maintenance and renewal fees in connection with each such Patent within the Perseid Registered Intellectual Property Rights have been paid and all necessary documents and certificates in connection with such Patent within the Perseid Registered Intellectual Property Rights have been filed with the relevant patent authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Patent within the Perseid Registered Intellectual Property Rights. With respect to other Patents (i.e., Patents directed to matters other than the proteins or polypeptides listed in Section 2.13(b)(1) of the Disclosure Schedule, or variants of the foregoing, to nucleotides encoding the foregoing, and to methods of use of the foregoing), all necessary registration, maintenance and renewal fees in connection with each such Patent within the Perseid Registered Intellectual Property Rights have been paid and all necessary documents and certificates in connection with such Patent within the Perseid Registered Intellectual Property Rights have been filed with the relevant patent authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Patent within the Perseid Registered Intellectual Property Rights, except with respect to the Patents designated as having being abandoned or inactive on Section 2.13(a) of the Disclosure Schedule. To the Constructive Knowledge of Maxygen and Perseid, there are no actions that must be taken on or before December 31, 2011, including the payments of any registration, maintenance or renewal fees, or the filing of any responses to PTO office actions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting or preserving or renewing any Patent within the Perseid Registered Intellectual Property Rights. Perseid has obtained a valid and enforceable assignment sufficient, to the maximum extent provided for by, and in accordance with, applicable laws and regulations, to irrevocably transfer all rights in all Patents within the Perseid Registered Intellectual Property Rights (including the right to seek past and future damages with respect thereto) to Perseid. To the maximum extent provided for by, and in accordance with, applicable laws and regulations, Perseid has recorded each such assignment with the PTO and, to the Constructive Knowledge of Maxygen and Perseid, with the relevant Governmental Authority outside of the United States, as the case may be. Perseid has not claimed a particular status, including, “Small Business Status,” in the application for any Patent within the Perseid Intellectual Property, which claim of status was at the time made, or which has since become, inaccurate or false.

(c) Except as provided in Section 2.13(c) of the Disclosure Schedule, Maxygen and Perseid have no Constructive Knowledge of any acts or omissions of Perseid that could (i) constitute inequitable conduct, fraud or misrepresentation with respect to any Patent application included within Perseid Registered Intellectual Property Rights, or (ii) render any Patent within the Perseid Registered Intellectual Property Rights invalid or unenforceable in whole or in part. Perseid has not received written notice that any Patent within the Perseid Registered Intellectual Property Rights is invalid or unenforceable in whole or part. No Patent within the Perseid Registered Intellectual Property Rights has been adjudged invalid or unenforceable in whole or part.

(d) Each Patent within the Perseid Registered Intellectual Property Rights is free and clear of any Encumbrances. Perseid is the exclusive owner of each Patent listed on Section 2.13(a) of the Disclosure Schedule and of the materials listed on Schedule 1.3(a) attached hereto and Schedule 1.3(uu)(2) attached hereto.

(e) No biological or other materials that are used (or have been used) in or are in possession of Perseid and necessary for the conduct of the Perseid Business as currently conducted, or as contemplated to be conducted by Perseid, is subject to any material transfer agreement or other agreement restricting, limiting or prohibiting the use, transfer, disclosure or commercial exploitation of such biological or other materials, or of any progeny, derivatives, modifications or improvements thereof (in each case in the manner that Perseid used or intended to use such material in the Perseid Business), that would prohibit the use of such material by or for Perseid in the conduct of the Programs as currently conducted by Perseid, or as contemplated to be conducted by Perseid.

(f) [Reserved.]

(g) To the extent that any Perseid Intellectual Property or any Licensed Intellectual Property has been developed or created by a Third Party for or on behalf of Perseid, Perseid has a written agreement with such Third Party with respect thereto and Perseid thereby either (i) has obtained ownership of or (ii) has obtained a license to, in each case sufficient for the conduct of the Perseid Business as currently conducted by Perseid, or as reasonably anticipated to be conducted by Perseid, to all such Third Party’s Intellectual Property by operation of law, by valid license or by valid assignment.

(h) All existing employees and consultants of Perseid have entered into a valid and binding written agreement with Perseid sufficient to vest title in Perseid of all Perseid Intellectual Property created by such employee or consultant in the scope of his or her services or employment for Perseid. All former employees and consultants of Perseid have entered into a valid and binding written agreement with Perseid sufficient to vest title in Perseid of all Perseid Intellectual Property used in the conduct of (i) the 4 Program and (ii) the Other Programs with respect to the proteins or polypeptides identified in Section 2.13(h) of the Disclosure Schedule, in each case, created by such employee or consultant in the scope of his or her services or employment for Perseid.

(i) Perseid has taken reasonable steps to protect Perseid’s rights in Trade Secrets of Perseid that is material to Perseid’s conduct of the Perseid Business. Without limiting the foregoing, Perseid has, and reasonably enforces, a policy requiring each employee, consultant and contractor to execute a proprietary information, confidentiality and assignment agreement, substantially in the form(s) attached hereto as Section 2.13(i) of the Disclosure Schedule, and all current and former employees, consultants and contractors of Perseid that generated, or had access to, Trade Secrets of Perseid in connection with the conduct of (i) the 4 Program and (ii) the Other Programs with respect to the proteins or polypeptides identified in Section 2.13(i) of the Disclosure Schedule, have executed such an agreement.

(j) Except as may be expressly provided under the Perseid Contracts, no Person who has licensed Patents within the Perseid Intellectual Property to Perseid, or who developed or created materials or data (excluding, however, any commercially- or publicly-available materials) for Perseid in connection with the Programs has ownership rights or license rights to improvements made by Perseid in such Intellectual Property.

(k) Other than inbound “shrink-wrap” and similar publicly available commercial binary code end-user licenses and terms and conditions governing the order or supply of commercially- or publicly-available materials, the contracts, licenses and agreements listed in Section 2.13(k)(1) of the Disclosure Schedule constitute all Contracts to which Perseid is a party or third party beneficiary and pursuant to which Perseid has (i) obtained, received or is granted licenses, options, rights of first refusal, covenants not to enforce or other rights (excluding in-licenses with no applicability within the Field), (ii) provided or granted any licenses, options, rights of first refusal, covenants not to enforce or other rights, or (iii) transferred or assigned ownership of, joint or sole, in each case with respect to any Perseid Intellectual Property or any Licensed Intellectual Property. Other than inbound “shrink-wrap” and similar publicly available commercial binary code end-user licenses and terms and conditions governing the order or supply of commercially- or publicly-available materials, the contracts, licenses and agreements listed in Section 2.13(k)(2) of the Disclosure Schedule constitute all Contracts to which Maxygen is a party or third party beneficiary and pursuant to which Maxygen has (i) provided or granted any licenses, options, rights of first refusal, covenants not to enforce or other rights, or (ii) transferred or assigned ownership of, joint or sole, in each case with respect to any Licensed Intellectual Property under which Perseid has been granted rights. Perseid is not in material breach of, nor has Perseid materially failed to perform under, any of the foregoing contracts, licenses or agreements which are Perseid Contracts or under which Perseid is granted any license or other rights under Licensed Intellectual Property licensed to Perseid under the Technology License Agreement and, to Maxygen’s and Perseid’s Knowledge, no other party to any such contract, license or agreement is in breach thereof or has failed to perform thereunder.

(l) To the Knowledge of Maxygen and Perseid, there are no Contracts between Perseid and any other person with respect to Perseid Intellectual Property under which there is any currently-pending dispute regarding the scope of such agreement, or performance under such agreement, including with respect to any payments to be made or received by Perseid thereunder. To the Knowledge of Maxygen and Perseid, there are no Contracts between Perseid or Maxygen and any other person with respect to Licensed Intellectual Property under which there is any currently-pending dispute regarding the rights of the parties thereto within the Field under such agreement or with respect to any breach by Perseid or Maxygen under such agreement.

(m) To Maxygen’s and Perseid’s Knowledge, no Person is infringing or misappropriating any Perseid Registered Intellectual Property Right that is owned by Perseid within the Field.

(n) No Perseid Intellectual Property owned by Perseid and, to the Knowledge of Maxygen and Perseid, no Perseid Intellectual Property that is licensed to Perseid by any Third Party, is subject to any action or Proceeding (excluding, however, any Patent prosecution proceedings) or outstanding decree, order, judgment or settlement agreement or stipulation that (i) restricts in any manner the use, transfer or licensing thereof by Perseid (ii) concerns the infringement or misappropriation thereof, or (iii) may affect the validity, use or enforceability of the Perseid Intellectual Property or the ownership of or license to such Perseid Intellectual Property. Neither Perseid nor Maxygen has received any notice regarding any of the foregoing actions or Proceedings or threats thereof. To the Knowledge of Maxygen and Perseid, there is no material basis for any such action or Proceeding or any decree, order, or judgment related to any Perseid Intellectual Property. To the Knowledge of Maxygen and Perseid, there are no Third Parties infringing or misappropriating Enabling Intellectual Property relating to Shuffling on a protein or polypeptide identified in Section 2.13(n) of the Disclosure Schedule.

(o) The Perseid Intellectual Property and Licensed Intellectual Property constitute all the Technology and Intellectual Property used by Perseid in and/or, to the extent owned by or (sub)licensed to Perseid, necessary to the conduct of the Perseid Business as currently conducted. To Maxygen’s and Perseid’s Knowledge, the conduct of the Perseid Business with respect to the practice of the Enabling Intellectual Property, the conduct of the 4 Program, and the proteins or polypeptides listed in Section 2.13(o) of the Disclosure Schedule, or variants of the foregoing, nucleotides encoding the foregoing, and methods of use of the foregoing does not infringe the Patents of a Third Party that are not licensed to Perseid under the Technology License Agreement or a Perseid Contract; provided, however, that Maxygen makes no representation or warranty pursuant to this sentence with respect to Patents disclosed by Maxygen within the three (3) month period prior to the date of the Asset Contribution Agreement. Neither Perseid nor Maxygen has received written notice or written claim of infringement from any Third Party alleging that the conduct of the Programs and the operation of the Perseid Business as currently conducted by Perseid infringe or misappropriate any Intellectual Property of any Person or violate any right of any Person (including any right to privacy or publicity).

(p) Except as expressly provided under any one or more of the Perseid Contracts, there are no royalties, fees, honoraria or other payments payable by Perseid to any Person by reason of the ownership, development, use, license, sale or disposition of the Perseid Intellectual Property, other than salaries and sales commissions paid to employees and sales agents in the ordinary course of business.

2.14 Insurance. Section 2.14 of the Disclosure Schedule sets forth an accurate and complete list of all material insurance policies, self-insurance arrangements and indemnity bonds, currently in effect, that insure the Perseid Business and/or the Perseid Assets (collectively, the “Insurance Policies”). Each of the Insurance Policies is legal, valid, binding, and enforceable in accordance with its terms and is in full force and effect. Perseid is not in breach of any Insurance Policy, and, to the Knowledge of Maxygen, no event has occurred which, with notice or the lapse of time, would constitute such a breach, or permit termination, modification, or acceleration, of any of the Insurance Policies. Perseid has not received any written notice of cancellation or non-renewal of any of the Insurance Policies. The consummation of the Unit Purchase will not cause a breach or termination, modification or acceleration of any of the Insurance Policies. There is no claim under any of the Insurance Policies that has been improperly filed or as to which any insurer has questioned, disputed or denied liability. Perseid has not received any notice of, nor does Maxygen have any Knowledge of any facts that might result in, a material increase in the premium for any of the Insurance Policies.

2.15 Title to Assets; All Material Assets; Condition of Assets.

(a) Perseid has good and valid title to all of the Perseid Assets free and clear of any Encumbrances except for (i) Encumbrances disclosed on Section 2.15(a) of the Disclosure Schedule and (ii) the Permitted Encumbrances. None of the Permitted Encumbrances could reasonably be expected to materially impair the continued use and operation of the Perseid Assets to which it relates as such Perseid Asset is used (or has been used) and operated in the conduct of the Perseid Business as currently conducted. The Perseid Assets are not subject to any preemptive right, right of first refusal, or other similar right or restriction pursuant to any Contract to which Perseid is a party and any other Contract or other source of which Maxygen has knowledge that would adversely affect Perseid’s rights in the Perseid Assets in any material respect.

(b) The Perseid Assets as a whole (other than Perseid Intellectual Property), to the extent applicable to the Perseid Business, (i) are in good operating condition and repair, ordinary wear and tear excepted; (ii) are suitable and adequate for continued use in the ordinary course of business; and (iii) conform to all Legal Requirements applicable to Perseid’s use thereof.

2.16 Real Property Leases.

(a) Perseid does not currently own any real property. Maxygen and Perseid are in lawful possession of the respective portions of the premises occupied by them covered by the Real Property Lease and the Sublease Agreements. Maxygen has made available to Bio accurate, correct and complete copies of the Real Property Leases and the Sublease Agreements (including all amendments, supplements, modifications and written waivers relating thereto) and copies of existing title insurance policies, title reports and real property surveys in Maxygen’s possession, if any, for the real property subject to the Real Property Leases. The Real Property Leases and the Sublease Agreements are in full force and effect and are valid and effective in accordance with their terms, except (i) as enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws affecting the rights of creditors generally and general equitable principles (whether considered in a proceeding in equity or at law), and (ii) as the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of a court of competent jurisdiction before which any proceeding may be brought, and, (x) Maxygen is not in default under the Sublease Agreements in any respect or as would permit the termination or cancellation of either Sublease Agreement and (y) to Maxygen’s knowledge, Perseid is not in default under the Real Property Leases or the Sublease Agreements in any respect or as would permit the termination or cancellation of either Real Property Lease or either Sublease Agreement. No representation is made in this Section 2.16 with respect to any Intellectual Property.

(b) To Maxygen’s Knowledge, there does not exist any actual, threatened or contemplated condemnation or eminent domain proceedings that may materially affect either Leased Real Property.

(c) The Perseid Business is conducted only at the Lab Facility and the Office Facility.

2.17 Employees and Consultants.

(a) All of the Key Employees are currently employed by Perseid, and, as of the date of this Agreement, none of the Key Employees has delivered written notice to Perseid that such Key Employee is terminating his or her employment with Perseid.

(b) Except for Contracts listed on Section 2.17(c) of the Disclosure Schedule or as required by applicable Legal Requirements, no employee of Perseid has been granted the right to continued employment by Perseid. Maxygen has no Knowledge that any employee of Perseid intends to terminate his or her employment or other service-provider relationship with Perseid, nor, as of the date hereof, does Perseid have a present intention to terminate the employment or other service-provider relationship of any employee of Perseid.

(c) Employee and Contractor Lists. Section 2.17(c) of the Disclosure Schedule sets forth an accurate, correct and complete list of all:

(i) employees of Perseid, which provides their present title or position, present annual base compensation, present bonus and commission eligibility as of the date hereof, and accrued but unused vacation and other paid leave, and length of service with Perseid as of December 31, 2010, and

(ii) individuals who are currently performing services for Perseid who are classified as “consultants” or “independent contractors.”

(d) No employee of Perseid is eligible for payments in connection with the Unit Purchase that would constitute “parachute payments” under Section 280G of the Code.

(e) Compliance with Legal Requirements. Perseid has complied with all Legal Requirements in all material respects related to the employment of its employees, including provisions related to wages, hours, leaves of absence, equal opportunity, occupational health and safety, workers’ compensation, severance, employee handbooks or manuals, collective bargaining and the payment of social security and other Taxes.

(f) Unions. Perseid is not a party to any collective bargaining agreement with respect to its employees, and none of its employees are represented by any labor union or other similar labor-relations entity or organization. There is no labor union organizing or election activity pending or, to the Knowledge of Maxygen, threatened with respect to the employees of Perseid. To the Knowledge of Maxygen, Perseid has not suffered or sustained any work stoppage in connection with any labor union or other similar labor-relations entity or organization, and no such work stoppage is threatened.

2.18 Benefit Plans.

(a) Section 2.18(a) of the Disclosure Schedule sets forth an accurate, correct and complete list of each of the Benefit Plans. With respect to each Benefit Plan, Maxygen has provided or made available to Bio true, current, complete and correct copies, to the extent applicable, of (i) each Benefit Plan (or, in the case of any unwritten Benefit Plan, an accurate description thereof), (ii) the most recent annual report on Form 5500 filed with the Internal Revenue Service with respect to each such Benefit Plan (if any such report was required), (iii) each trust agreement and group annuity contract relating to each such applicable Benefit Plan, (iv) the most recent summary plan description together with the summary or summaries of material modifications thereto, if any and (v) with respect to each such applicable Benefit Plan, the most recent financial statements (if any) that are required to be prepared pursuant to applicable Legal Requirements.

(b) Each of Perseid and Maxygen has maintained, administered and funded each Perseid Benefit Plan, in all material respects in accordance with its terms and all applicable laws. Neither Perseid nor any ERISA Affiliate maintains or contributes to, or has ever had an obligation to maintain or contribute to, any Defined Benefit Plan or Multiemployer Plan. Nothing contained in any of the Benefit Plans, other than any Benefit Plans maintained solely by Perseid, will obligate Perseid to provide any benefits to employees, former employees or beneficiaries of employees or former employees, or to make any contributions to any employee benefit plans from and after Closing.

(c) All Benefit Plans intended to be tax-qualified for United States federal income tax purposes have been the subject of determination letters from the Internal Revenue Service to the effect that such Benefit Plans are qualified and exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor, to the Knowledge of Maxygen or Perseid, has revocation been threatened, nor, to the Knowledge of Maxygen or Perseid, has any such Benefit Plan been amended since the date of its most recent determination letter or application therefor in any respect that would reasonably be expected to adversely affect its qualification.

(d) With respect to each Benefit Plan: (i) Perseid is not subject to any liability under Sections 4975 through 4980B of the Code or Title I of ERISA, (ii) Perseid and Maxygen have complied with all applicable health care continuation requirements in Section 4980B of the Code and in Part 6 of Title I of ERISA, and (iii) no “Prohibited Transaction,” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Benefit Plan with respect to which Perseid would or could reasonably be expected to be subject to any Liability.

(e) No material Benefit Plan provides health benefits (whether or not insured) with respect to Employees or former Employees (or any of their beneficiaries) after retirement or other termination of service (other than coverage or benefits (i) required to be provided under Part 6 of Title I of ERISA or any other similar applicable law or (ii) the full cost of which is borne by the employee or former employee (or any of their beneficiaries)).

(f) No material action, suit or claim (excluding claims for benefits incurred in the ordinary course) has been brought or is pending or, to the Knowledge of Maxygen or Perseid, has been threatened in writing against or with respect to any Benefit Plan or the assets or any fiduciary thereof (in that person’s capacity as a fiduciary of such Benefit Plan). There are no audits, inquiries or proceedings pending or, to the Knowledge of Maxygen or Perseid, threatened in writing by the Internal Revenue Service, the Department of Labor, or other Governmental Authority with respect to any Benefit Plan.

(g) The execution of this Agreement and the consummation of the Unit Purchase (alone or together with any other event which, standing alone, would not by itself trigger such entitlement or acceleration) will not (i) entitle any employee of Perseid to any payment, forgiveness of indebtedness, vesting, distribution, or increase in benefits under or with respect to any Benefit Plan, (ii) otherwise trigger any acceleration (of vesting or payment of benefits or otherwise) affecting any employee of Perseid under or with respect to any Benefit Plan, or (iii) trigger any obligation to fund any Benefit Plan.

(h) No employee of Perseid is reasonably expected to incur additional tax under Section 409A(a)(1)(B) of the Code as a result of participation in any Benefit Plan. Neither Perseid nor Maxygen is a party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of taxes imposed by Section 409A(a)(1)(B) of the Code with respect to any employee of Perseid.

(i) No payments resulting from the consummation of the Unit Purchase (excluding any (A) payments by Bio, Perseid or their Affiliates not contemplated by this Agreement, (B) Profits Interest Unit payments and (C) payments resulting from the termination of employment of Perseid employees following the Closing) will result in a nondeductible expense to Bio, Perseid or any of their Affiliates pursuant to Section 280G of the Code or an excise tax to any shareholder or employee of Bio, Perseid or any of their Affiliates pursuant to Section 4999 of the Code.

2.19 Material Contracts.

(a) Section 2.19 of the Disclosure Schedule provides a true and complete list of each Contract in one or more of the following categories, to which Perseid is party and which relate primarily to (x) the operation of the Perseid Business, or (y) any of the Perseid Assets (collectively, the “Material Contracts”):

(i) All Real Property Leases, Sublease Agreements, Personal Property Leases, Insurance Policies, Contracts required to be listed on Section 2.13(k) of the Disclosure Schedule and Governmental Approvals;

(ii) Any Contract for capital expenditures or for the purchase of goods or services such as would require Perseid to make payment(s) in excess of $100,000 with respect to any twelve (12) month period following the Closing (excluding any Perseid Benefit Plan or other employment-related Contracts);

(iii) [Reserved];

(iv) Any Contract involving financing or borrowing of money, or evidencing indebtedness for borrowed money, any obligation for the deferred purchase price of property or guaranteeing in any way any Contract in connection with any Person, in each case such as would require Perseid to make payment(s) in excess of $100,000 with respect to any twelve (12) month period following the Closing (excluding normal trade payables);

(v) Any joint venture, partnership, cooperative arrangement or any other Contract involving a sharing of profits (except for the Transaction Agreements and the Astellas Agreement);

(vi) Any material Contract with any Governmental Authority;

(vii) Any Contract with respect to the discharge, storage or removal of effluent, waste or pollutants;

(viii) Any Contract relating to any license or royalty arrangement that provides for noncontingent annual payments by Perseid in excess of $100,000, except any such noncontingent payment(s) such as would not exceed $100,000 with respect to any twelve (12) month period following the Closing;

(ix) Any power of attorney, proxy or similar instrument;

(x) Any Contract with any Affiliate of Perseid (other than any Perseid Benefit Plan or other employment-related Contracts);

(xi) Any Contract for the manufacture, service or maintenance of any product of the Perseid Business including CROs, research agreements and finding agreements;

(xii) Any Contract for the purchase or sale of any amount of assets other than in the ordinary course of business or for the option or preferential rights to purchase or sell any material amount of assets other than in the ordinary course of business;

(xiii) Any Contract to indemnify any Person or to share in or contribute to the liability of any Person other than standard non-material form indemnity agreements that have been entered into in the ordinary course of business;

(xiv) Any Contract containing covenants not to compete which materially restrict Perseid from competing in any line of business or with any Person in any geographical area;

(xv) Any Contract related to the acquisition of a business or the equity of any other Entity to the extent that it relates to the Perseid Business;

(xvi) Any other Contract (other than any Perseid Benefit Plan or other employment-related Contracts) (A) such as would require Perseid to make payment(s) in excess of $100,000 with respect to any twelve (12) month period following the Closing; and (B) is not terminable without payment or penalty on thirty (30) days (or less) notice;

(xvii) Any other Contract (other than any Perseid Benefit Plan or other employment-related Contract) that involves future payments, performance of services or delivery of goods or materials to or by Perseid such as would require Perseid to make payment(s) in excess of $100,000 with respect to any twelve (12) month period following the Closing;

(xviii) Any Contract related to tools, machinery, equipment and personal property with ongoing performance obligations that is not already identified under clauses (ii), (xvi) or (xvii) and exceeds the dollar thresholds set forth therein;

(xix) Any Contact within or needed in the ordinary course of the Perseid Business not already identified in clauses (i) through (xviii) which would require Perseid to make non-contingent payment(s) in excess of $100,000 with respect to any twelve (12) month period following the Closing (other than any Perseid Benefit Plan or any other employment-related Contract); and

(xx) Any proposed arrangement of a type that, if entered into, would be a Contract described in any of (i) through (xviii) above.

(b) Maxygen has made available to Bio accurate, correct and complete copies of all Material Contracts (or written summaries of the material terms thereof, if not in writing), including all material amendments, supplements, modifications and waivers thereof. All Material Contracts are in writing.

(c) Each Perseid Contract is currently valid and in full force and effect, and is enforceable by Perseid in accordance with its terms, except (i) as enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws affecting the rights of creditors generally and general equitable principles (whether considered in a proceeding in equity or at law), and (ii) as the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of a court of competent jurisdiction before which any proceeding may be brought.

(d) Perseid is not in material default, and no party has provided written notice to Perseid that it is in material default, under any Perseid Contract. No event has occurred that might (with or without notice or lapse of time) (i) result in any material violation or breach, by Perseid, of any of the provisions of any Perseid Contract; (ii) give any Person other than Perseid the right to declare a default or exercise any remedy under any Perseid Contract; (iii) give any Person the right to accelerate the maturity or performance of any Perseid Contract or to cancel, terminate or modify any Perseid Contract; or (iv) otherwise have a Material Adverse Effect on Perseid in connection with any Perseid Contract. Perseid has not waived any material rights which relate to the Perseid Business or Perseid Assets of the agreements described in Section 2.19(a)(i) through 2.19(a)(xx) hereof.

(e) To the Knowledge of Maxygen, each Person against which Perseid has or may acquire any rights under any Perseid Contract is (i) not in material breach of, and has not threatened in writing to be in breach of, the Perseid Contract to which such Person is a party; (ii) solvent; and (iii) able to satisfy such Person’s material obligations and Liabilities to Perseid.

(f) The performance of the Perseid Contracts will not result in any violation of or failure by Perseid to comply with any Legal Requirement.

2.20 Restrictions on Business Activities. Except as otherwise provided in the Transaction Agreements, there is no agreement (not to compete or otherwise), commitment, judgment, injunction, order or decree to which Perseid is a party or, to Maxygen’s Knowledge, which is otherwise binding upon Perseid which has the effect of prohibiting or restricting any Perseid’s use or exploitation of any Perseid Asset in the manner in which it is currently used or exploited (or has been used or exploited in the past), except as would not have a Material Adverse Effect on Perseid. Without limiting the foregoing, Perseid has not entered into any agreement under which Perseid is restricted from selling, licensing or otherwise distributing any of its products for use in the Field to, or providing services in the Field to, customers or any class of customers, in any geographic area, or in any segment of the market within the Field in connection with the Perseid Business or the Perseid Assets, except as otherwise provided in the Transaction Agreements.

2.21 Compliance with Laws; Governmental Approvals.

(a) Perseid is now, and since its formation has been, in full compliance with each Legal Requirement applicable to the Perseid Business or the Perseid Assets, and, to the Knowledge of Maxygen, no event has occurred, and no condition or circumstance exists, that might (with or without notice or lapse of time) constitute, or result directly or indirectly in, a default under, a breach or violation of, or a failure to comply with, any such Legal Requirement; except for any such non-compliance, failure, breach or violation which would not have a Material Adverse Effect on Perseid. Perseid has not received any written notice from any Third Party regarding any actual, alleged or potential material violation of any such Legal Requirement applicable to the Perseid Business or the Perseid Assets except for any of the foregoing which would not have a Material Adverse Effect on Perseid. The Series A Units have been issued in material compliance with all applicable securities laws and other applicable Legal Requirements.

(b) Perseid has all Governmental Approvals that are necessary in connection with Perseid’s occupation and use of the Facility, the ownership and use of the Perseid Business or the Perseid Assets (collectively, the “Business Governmental Approvals”). Perseid has made all filings with, and given all notifications to, all Government Authorities with respect to the Perseid Business as required by all applicable Legal Requirements except to the extent that the failure to make any such filings would not have a Material Adverse Effect on Perseid. Each Business Governmental Approval is valid and in full force and effect, and there is not pending or, to the Knowledge of Maxygen, threatened any Proceeding which could result in the suspension, termination, revocation, cancellation, limitation or impairment of any Business Governmental Approval. No material violations have been recorded in respect of any Business Governmental Approval, and to the Knowledge of Maxygen, there are no meritorious bases therefor. No fines or penalties are due and payable in respect of any Business Governmental Approval or any violation thereof.

(c) Maxygen has made available to Bio accurate and complete copies of all of the Business Governmental Approvals, including all renewals thereof and all amendments thereto.

2.22 Proceedings and Orders.

(a) As of the date hereof, there is no material Proceeding pending or, to the Knowledge of Maxygen, threatened in writing against or affecting the Perseid Business or the Perseid Assets or Perseid’s rights relating thereto. To Maxygen’s Knowledge, no event has occurred, and no condition or circumstance exists, that might directly or indirectly give rise to or serve as a basis for the commencement of any such Proceeding. Maxygen has made available to Bio true, accurate and complete copies of all material pleadings, material correspondence with Third Parties and other material, non-privileged documents relating to any such Proceeding that are either (i) in its possession or (ii) reasonably accessible to it and of which it is has Knowledge. No insurance company has asserted in writing that any such Proceeding is not covered by the applicable policy of Perseid related thereto.

(b) As of the date hereof, neither Perseid, its employees (in their capacities as employees or representatives of Perseid) nor any of the Perseid Assets or the Perseid Business, nor Perseid’s rights relating to any of the foregoing, is subject to any material Order.

2.23 Litigation. There is no Proceeding with respect to Perseid relating to the Perseid Business or the Perseid Assets (including any Proceeding involving the prior employment of any of Perseid’s employees relating to the Perseid Business or the Perseid Assets, their services provided in connection with such Perseid Business, or any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers) pending, or to Maxygen’s Knowledge, currently threatened (i) against Perseid or any officer, director or employee of Perseid (in their capacities as such); or (ii) that questions the validity of this Agreement or the right of Maxygen to enter into it, or to consummate the Unit Purchase except those which would not have a Material Adverse Effect. Neither Perseid nor, to Maxygen’s Knowledge, any of Perseid’s officers, directors or employees (in their capacities as such) is a party or is named as subject to the provisions of any order, writ, injunction, judgment, or decree of any court or government agency or instrumentality (in the case of officers, directors or employees, such as would materially affect Perseid) relating to the Perseid Business or the Perseid Assets. There is no Proceeding with respect to Perseid by Perseid pending or which Perseid intends to initiate relating to the Perseid Business or the Perseid Assets except those which would not have a Material Adverse Effect.

2.24 Environmental Matters.

(a) To Maxygen’s Knowledge, the Perseid Business has been and is being conducted, and the Leased Real Property and the PP&E have been and are being operated, in compliance in all material respects with all Environmental Laws. Neither Maxygen nor Perseid has received, and Maxygen does not have Knowledge of the issuance of, any written notice of violation alleging any material non-compliance by Maxygen, Perseid, the Leased Real Property, the Subleased Real Property or the PP&E with any Environmental Law.

(b) Perseid has obtained and currently maintains all Environmental Permits necessary for the conduct of the Perseid Business as presently conducted. Maxygen has obtained and currently maintains all Environmental Permits necessary for the conduct of its business as presently conducted at the Subleased Real Property To Maxygen’s Knowledge, the Perseid Business has been and is being conducted, and the Leased Real Property and the PP&E have been and are being operated, in compliance in all material respects with all such Environmental Permits, and all such Environmental Permits remain in full force and effect. Maxygen’s business at the Subleased Real Property has been and is being conducted, and the Subleased Real Property has been and are being operated, in compliance in all material respects with all such Environmental Permits, and all such Environmental Permits remain in full force and effect. Perseid has not received any written notice that the Perseid Business lacks any such Environmental Permit and, to Maxygen’s Knowledge, no such notice is threatened. Maxygen has not received any written notice that the business it conducts at the Subleased Real Property lacks any such Environmental Permit and, to Maxygen’s Knowledge, no such notice is threatened.

(c) There is no pending Environmental Claim arising out of the Perseid Business or Perseid’s occupation, use or operation of the Leased Real Property or the PP&E, or Maxygen’s occupation, use or operation of the Subleased Real Property and, to Maxygen’s Knowledge, no such Environmental Claim is threatened, including any Environmental Claims with respect to Third Party disposal sites.

(d) To Maxygen’s Knowledge, there have been no past and are no present activities or practices of Perseid in violation of Environmental Law, including a Release of a Regulated Substance into or onto the Leased Real Property or any Third Party disposal sites which requires or is reasonably anticipated to require Remedial Action by Perseid, or which would result in material liability to Perseid. There have been no past and are no present activities or practices of Maxygen in violation of Environmental Law, including a Release of a Regulated Substance into or onto the Subleased Real Property or the Leased Real Property or any Third Party disposal sites or is reasonably anticipated to require Remedial Action by Perseid or Maxygen, or which would result in material liability to Perseid.

(e) Neither Maxygen nor Perseid has operated any (i) underground storage tanks or surface tanks, dikes or impoundments, or (ii) equipment containing polychlorinated biphenyls on the Leased Real Property or the Subleased Real Property.

(f) Other than any Real Property Leases, Sublease Agreements, Governmental Approvals, Environmental Permits, or Contracts with Third Parties for emergency response to, and the collection, transportation and disposal of, Regulated Substances, which have been made available to Bio, there are no Perseid Contracts relating to the Perseid Business or Perseid Assets which would require the Perseid to indemnify, reimburse, defend, hold harmless or release any Third Party from any liability or obligation under or pursuant to any Environmental Law or relating to any Remedial Action.

(g) Maxygen has made available to Bio all material written environmental assessments, audits, and environmental surveys, investigations or soil or groundwater sampling reports prepared by Perseid or Maxygen or for Perseid or Maxygen and provided to Perseid or Maxygen by Third Parties, relating to the Environment at the Facility or any Release or presence of or exposure to any Regulated Substances at the Facility in violation of Environmental Law or in a manner which would reasonably be expected to result in liability to Perseid.

(h) The Parties agree that the only representations and warranties that relate to environmental matters, including Environmental Laws, Regulated Substances, Environmental Permits, and Environmental Claims are contained within Section 2.24 hereof.

2.25 No Other Agreement. Other than for sales of assets in the ordinary course of business, neither Maxygen, Perseid, nor any of their Representatives, has entered into any Contract with respect to the sale or other disposition of the Perseid Assets except as set forth in Section 2.25 of the Disclosure Schedule.

2.26 Power of Attorney. There are no outstanding powers of attorney, proxy or similar instrument executed on behalf of Perseid relating to the Perseid Business or the Perseid Assets.

2.27 Export Controls; Foreign Corrupt Practices Act. To the extent relevant to the Perseid Business or the Perseid Assets, Perseid has at all times been in compliance with (a) all applicable U.S. Legal Requirements relating to export control requirements and U.S. trade embargoes (Cuba, Sudan, North Korea, Syria and Iran), and (b) the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations promulgated thereunder, except in either case for any instance of non-compliance that would not reasonably be expected to result in a Material Adverse Effect with respect to Perseid.

2.28 Antiboycott Laws. To the extent relevant to the Perseid Business or the Perseid Assets, Perseid has not violated the antiboycott prohibitions contained in 50 U.S.C. § 2401 et seq. or taken any action that can be penalized under Section 999 of the Code, except in either case for any violation or action that would not reasonably be expected to result in a Material Adverse Effect with respect to Perseid.

2.29 No General Solicitation. Neither Maxygen, nor any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including through a broker or finder, (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Series A Units.

ARTICLE 3

REPRESENTATIONS, WARRANTIES AND COVENANTS OF BIO

Bio hereby represents, warrants and covenants to Maxygen that:

3.1 Organization and Qualification. Bio is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

3.2 Authority. Bio has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the consummation by Bio of the Unit Purchase have been duly and validly authorized by all requisite corporate action and no other corporate proceedings on the part of Bio are necessary to authorize this Agreement or to consummate the Unit Purchase. At the Closing, this Agreement will (a) be duly and validly executed and delivered by Bio and (b) constitute the legal, valid and binding obligations of Bio, enforceable against Bio in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles related to or limiting creditors’ rights generally, by the availability of equitable remedies and defenses, and to the extent the indemnification provisions contained in the Rights Agreement may further be limited by applicable laws and principles of public policy.

3.3 No Conflicts; Required Consents. No consents are required with respect to Bio’s execution and delivery of this Agreement and the consummation of the Unit Purchase. No further action by any of Bio, its officers, directors or stockholders is required with respect to the execution of this Agreement and the consummation of the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Bio do not:

(a) conflict with, violate or result in any breach of: (A) Bio’s Charter Documents, or (B) any Legal Requirement applicable to Bio or by which its business, assets, or properties are bound or affected, except those which would not have a Material Adverse Effect with respect to Bio,

(b) give any Governmental Authority or other Person the right to (A) exercise any remedy or obtain any relief under any Legal Requirement or any order, judgment, injunction, decree, or award of any arbitrator to which Bio is subject; (B) declare a default of, exercise any remedy under, accelerate the performance of, cancel, terminate, modify or receive any payment under any indenture or loan or credit agreement or any other agreement to which Bio is a party or by which Bio or any of the assets or properties constituting the Business may be bound or affected or (C) revoke, suspend or modify any Governmental Approval, except, with respect to any of clauses (A) through (C), as would not be reasonably likely to result in a Material Adverse Effect with respect to Bio,

(c) cause Perseid to become subject to, or to become liable for the payment of, any material Tax or

(d) require Bio to obtain any consent of, or make or deliver any filing or notice to, a Governmental Authority, other than as expressly contemplated by the Transaction Agreements.

3.4 Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to Bio’s Knowledge, currently threatened that questions the validity of this Agreement or the right of Bio to enter into it, or to consummate the Unit Purchase.

3.5 Broker’s Fees. Bio has no liability or obligation to pay any fees or commissions to any broker, finder, agent or attorney, with respect to the Unit Purchase.

3.6 Board Approval. Bio’s Board has approved this Agreement and the Unit Purchase.

3.7 Purchase Entirely for Own Account. Bio hereby confirms that the Series A Units to be acquired by Bio will be acquired for investment for Bio’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Bio has no present intention of selling, granting any participation in, or otherwise distributing the same. Bio does not presently have any contract, undertaking, agreement or arrangement of any nature with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Series A Units. Bio has not been formed for the specific purpose of acquiring the Series A Units.

3.8 Restricted Securities. Bio understands that the Series A Units and the Common Units of Perseid issuable upon conversion of the Series A Units (the “Conversion Units”) have not been, and will not be, registered under the Securities Act of 1933, as amended (the

“Securities Act”), by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Bio’s representations as expressed herein. Bio understands that the Series A Units and the Conversion Units are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, Bio must hold the Series A Units and the Conversion Units indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Bio acknowledges that Perseid has no obligation to register or qualify the Series A Units, or the Conversion Units, for resale except as set forth in the Rights Agreement. Bio further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements, including, but not limited to, the time and manner of sale, the holding period for the Series A Units, and on requirements relating to Perseid which are outside of Bio’s control, and which Perseid is under no obligation and may not be able to satisfy. Bio understands that the Series A Units and any securities issued in respect of or exchange for the Units, will bear customary legends.

3.9 No Public Market. Bio understands that no public market now exists for the Series A Units or the Conversion Units, and that neither Maxygen nor Perseid has made any assurances that a public market will ever exist for the Series A Units or the Conversion Units.

3.10 Accredited Investor. Bio is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act. Bio is able to fend for itself, can bear the economic risk of owning the Series A Units, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of owning the Series A Units.

ARTICLE 4

CLOSING MATTERS

4.1 Conditions Precedent to Obligations of Bio. The obligations of Bio to consummate the Unit Purchase are subject to the satisfaction of the following conditions, unless waived by Bio in writing:

(a) Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful sale and transfer of the Series A Units pursuant to this Agreement (including any filing required to comply with the Hart Scott Rodino Antitrust Improvements Act of 1976, and except for such as may be properly filed subsequent to Closing) shall be obtained and effective as of the Closing.

(b) Proceedings and Documents. All corporate and other proceedings required to carry out the transactions contemplated by this Agreement, and all instruments and other documents relating to such transactions, shall be reasonably satisfactory in form and substance to Bio, and Bio shall have been furnished with such instruments and documents as it shall have reasonably requested.

(c) Legal Requirements. No Legal Requirement shall be in effect which prohibits or materially restricts the consummation of the Unit Purchase at the Closing, or which otherwise materially and adversely affects the right or ability of Perseid to own, operate or control the Perseid Business or the Perseid Assets in whole or in part, and no Proceeding is pending or threatened in writing by a Governmental Authority which is reasonably likely to result in a Legal Requirement having such an effect.

(d) Deliveries. Maxygen shall have delivered to Bio all of the closing documents and agreements set forth in Section 1.2(b) hereof.

4.2 Conditions Precedent to Obligations of Maxygen. The obligations of Maxygen to consummate the Unit Purchase are subject to the satisfaction of the following conditions, unless waived by Maxygen in writing:

(a) Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful sale and transfer of the Series A Units pursuant to this Agreement (including any filing required to comply with the Hart Scott Rodino Antitrust Improvements Act of 1976, and except for such as may be properly filed subsequent to Closing) shall be obtained and effective as of the Closing.

(b) Proceedings and Documents. All corporate and other proceedings required to carry out the transactions contemplated by this Agreement, and all instruments and other documents relating to such transactions, shall be reasonably satisfactory in form and substance to Maxygen, and Maxygen shall have been furnished with such instruments and documents as it shall have reasonably requested.

(c) Legal Requirements. No Legal Requirement shall be in effect which prohibits or makes illegal the consummation of the Unit Purchase at the Closing, and no Proceeding is pending or threatened in writing by a Governmental Authority which is reasonably likely to result in a Legal Requirement having such an effect.

(d) Deliveries. Bio shall have delivered to Maxygen all of the closing documents and agreements set forth in Section 1.2(c) hereof.

ARTICLE 5

ADDITIONAL COVENANTS

5.1 Purchase of Profits Interest Units. Concurrently with or immediately after the Closing, Bio shall purchase, or shall cause Perseid to purchase, for cash all vested Profits Interest Units held by Perseid’s current and former Service Providers (as defined in the Perseid 2009 Equity Incentive Plan) (the “Closing PIU Payments”), with such units’ value determined under Section 2(t)(i) of the Perseid 2009 Equity Incentive Plan, and shall make adequate provisions for, and upon the subsequent vesting of (pursuant to the Perseid 2009 Equity Incentive Plan), purchase, any unvested Profits Interest Units, with such units’ value determined under Section 2(t)(ii) of the Perseid 2009 Equity Incentive Plan. In connection with the Closing PIU

Payments, Bio shall provide, or cause Perseid to provide, a related notice to each holder of vested Profits Interest Units.

5.2 Tax Treatment. The Parties acknowledge and agree that the purchase of Maxygen’s ownership interest in Perseid pursuant to the Buy-Out Option and this Agreement shall be treated for federal and applicable state and local income or franchise tax purposes as a transaction described in Situation 1 of Revenue Ruling 99-6, 1999-1 C.B. 432, pursuant to which: (i) Perseid will terminate under Section 708(b)(1)(A) of the Code when Bio purchases Maxygen’s entire interest in Perseid and any vested Profits Interest Units, (ii) Maxygen and the holders of vested Profits Interest Units will be treated as selling their entire interest in Perseid in accordance with Section 741 of the Code, and (iii) Perseid will be deemed to make a liquidating distribution of all of its assets to Bio, Maxygen and the holders of vested Profits Interest Units, following which Bio will be treated as acquiring the assets deemed distributed to Maxygen and the holders of vested Profits Interest Units, so that, pursuant to Section 1012 of the Code, Bio’s tax basis in Perseid’s assets attributable to Maxygen’s interest in Perseid shall be the purchase price for their interests in Perseid as determined pursuant to this Agreement and Section 5.1 of the Rights Agreement.

5.3 Employees. Bio or Perseid shall provide Perseid employees continued employment with Perseid after the Closing (the “Continuing Employees”) with employee benefit plans, programs and policies (the “Replacement Plans”) that are on terms and conditions that are comparable to similarly situated employees of Bio’s U.S. Affiliates (other than any equity plans). For one (1) year from the Closing, the base compensation of each Continuing Employee shall not be reduced, nor shall the severance policy of Perseid in effect immediately prior to the Closing be materially modified to reduce the benefits thereunder or terminated. Each Continuing Employee shall, to the extent permitted by law, receive credit for purposes of eligibility, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual, sick time and personal time off under Replacement Plans) for their service with Perseid, Maxygen and their predecessors prior to the Closing, except where doing so would cause a duplication of benefits. This Section 5.3 shall not be construed as requiring Bio or Perseid to continue Replacement Plans or employment of any specific person for a particular length of time.

5.4 Confidentiality.

(a) Confidentiality Obligations.

(A) Maxygen shall, except as expressly provided in this Agreement, keep confidential and shall not publish or otherwise disclose, nor use for any purpose other than for the purpose of exercising its rights or performing its obligations under this Agreement or any other Transaction Agreement (or the Astellas Agreement) and other than for the purposes of complying with applicable governmental regulations, making any regulatory filings or as otherwise required by applicable Legal Requirements, any Confidential Information of Perseid. “Confidential Information of Perseid” shall consist of confidential information that was part of the Contributed Assets (as defined in the Asset Contribution Agreement) assigned by Maxygen to Perseid under the Asset Contribution Agreement and any other confidential information disclosed by Perseid to Maxygen under this Agreement or any other Transaction Agreement.

Notwithstanding any of the foregoing to the contrary, Confidential Information shall not include any information that:

(i) was generally available to the public or otherwise part of the public domain at the time of its disclosure to Maxygen; or

(ii) became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of Maxygen.

(B) Maxygen shall, except as expressly provided in this Agreement, keep confidential and shall not publish or otherwise disclose, nor use for any purpose other than for the purpose of exercising its rights or performing its obligations under this Agreement or any other Transaction Agreement (or the Astellas Agreement), any Confidential Information of Bio. “Confidential Information of Bio” shall consist of any confidential information disclosed by Bio to Maxygen under this Agreement or any other Transaction Agreement. Notwithstanding any of the foregoing to the contrary, Confidential Information shall not include any information that:

(i) was already known to Maxygen, other than under an obligation of confidentiality (except to the extent such obligation has expired or an exception is applicable under the relevant agreement pursuant to which such obligation was established) at the time of disclosure to Maxygen;

(ii) was generally available to the public or otherwise part of the public domain at the time of its disclosure to Maxygen;

(iii) became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of Maxygen;

(iv) was independently discovered or developed by Maxygen without reference to or use of Confidential Information of Bio, as demonstrated by documented evidence; or

(v) was disclosed to Maxygen, other than under an obligation of confidentiality (except to the extent such obligation has expired or an exception is applicable under the relevant agreement pursuant to which such obligation was established), by a Third Party who had no obligation not to disclose such information to others.

(C) Perseid shall, except as expressly provided in this Agreement, keep confidential and shall not publish or otherwise disclose, nor use for any purpose other than for the purpose of exercising its rights or performing its obligations under this Agreement or any other Transaction Agreement (or the Astellas Agreement) and other than for the purposes of complying with applicable governmental regulations, making any regulatory filings or as otherwise required by applicable Legal Requirements, any Confidential Information of Maxygen. “Confidential Information of Maxygen” shall consist of any confidential information, to the extent not constituting Confidential Information of Perseid, disclosed by Maxygen to Perseid under this Agreement or any other Transaction Agreement. Notwithstanding any of the foregoing to the contrary, Confidential Information shall not include any information that:

(i) was generally available to the public or otherwise part of the public domain at the time of its disclosure to Perseid; or

(ii) became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of Perseid.

(D) Bio shall, except as expressly provided in this Agreement, keep confidential and shall not publish or otherwise disclose, nor use for any purpose other than for the purpose of exercising its rights or performing its obligations under this Agreement or any other Transaction Agreement (or the Astellas Agreement), any Confidential Information of Maxygen. “Confidential Information of Maxygen” shall consist of any confidential information disclosed by Maxygen to Bio under this Agreement or any other Transaction Agreement. Notwithstanding any of the foregoing to the contrary, Confidential Information of Maxygen shall not include any information that:

(i) was already known to Bio, other than under an obligation of confidentiality (except to the extent such obligation has expired or an exception is applicable under the relevant agreement pursuant to which such obligation was established) at the time of disclosure to Bio;

(ii) was generally available to the public or otherwise part of the public domain at the time of its disclosure to Bio;

(iii) became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of Bio;

(iv) was independently discovered or developed by Bio without reference to or use of Confidential Information of Maxygen, as demonstrated by documented evidence; or

(v) was disclosed to Bio, other than under an obligation of confidentiality (except to the extent such obligation has expired or an exception is applicable under the relevant agreement pursuant to which such obligation was established), by a Third Party who had no obligation not to disclose such information to others.

(E) The obligations set forth in this Section 5.4(a) shall remain in effect five (5) years following the date of this Agreement.

(b) Press Release. Notwithstanding the foregoing, the Parties shall agree upon and release a mutually agreed press release or press releases to announce the Closing of the Unit Purchase in substantially the forms attached hereto as Exhibit D together with a corresponding question & answer outline for use in responding to inquiries about the Unit Purchase; thereafter, the Parties may each disclose to Third Parties the information contained in such press release and question & answer outline without the need for further approval by the others. The Parties acknowledge that Maxygen will file a Current Report on Form 8-K with the SEC and may attach this Agreement as an exhibit to such report.

5.5 Covenant to Not Liquidate. Maxygen hereby agrees that it shall not take any action to liquidate or otherwise wind up its business on or before December 31, 2011 and shall not effectuate any such action on or before December 31, 2011.

5.6 Tax Matters.

(a) Notwithstanding any Legal Requirements to the contrary, any Transfer Taxes shall be paid one-half by Bio and one-half by Maxygen, when due, and Bio and Maxygen shall jointly file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes.

(b) All Taxes of Perseid that are attributable to any taxable period or portion thereof ending on or before the Closing Date shall be the responsibility of Perseid.

(c) Maxygen shall prepare or cause to be prepared and file or cause to be filed all federal income Tax Returns, and all applicable state and local income Tax or franchise Tax Returns, for Perseid for all periods ending on or prior to the Closing Date. Maxygen shall permit Bio to review and comment on each such Tax Return described in the preceding sentence prior to filing. To the extent permitted by applicable Legal Requirements, Maxygen shall include any income, gain, loss, deduction or other tax items for such periods on their Tax Returns in a manner consistent with the Schedule K-1s furnished by Perseid to Maxygen for such periods. Bio shall prepare or cause to be prepared and file or cause to be filed all other Tax Returns for Perseid that are filed after the Closing Date. To the extent such Tax Returns relate to a period beginning before the Closing, Bio shall prepare such Tax Returns consistent with past practices unless required by applicable law, and Bio shall permit Maxygen to review and comment on each such Tax Return prior to filing.

(d) As soon as practicable after the Closing, Bio shall provide to Maxygen a proposed allocation of the Option Exercise Price among the various classes of Perseid’s assets (as such classes are defined for the purposes of Code Section 1060). All allocations made pursuant to this Section 5.6(d) shall be made in accordance with the requirements of Code Section 1060. The parties shall negotiate in good faith to finalize such allocation. If agreed to, none of the parties shall take a position on any Tax Return (including IRS Form 8594), before any Tax Authority or in any judicial proceeding that is in any manner inconsistent with such allocation without the written consent of the other parties to this Agreement or unless specifically required pursuant to a determination by an applicable Tax Authority. The parties shall (i) cooperate with each other in connection with the preparation, execution and filing of all Tax Returns related to such allocation; and (ii) promptly advise each other regarding the existence of any Tax audit, controversy or Proceeding related to any allocation hereunder.

5.7 Member Resignation. Concurrently with or immediately after the Closing, Maxygen shall resign as a member of Perseid and for the purposes of the LLC Agreement, Bio shall be Maxygen’s successor in interest.

ARTICLE 6

MISCELLANEOUS

6.1 Survival. No representation, warranty, covenant or agreement of Maxygen or of Bio (other than those made in Sections 2.2 and 3.2 (Authority), in Section 2.3 (Title), in Section 2.4 (Capitalization) and in Section 2.18(i) (the “Specified Representations”) and those made in ARTICLE 5 (the “Additional Covenants”)) contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement or the Closing. The Specified Representations and the Additional Covenants shall survive indefinitely.

6.2 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT.

6.3 Successors and Assigns. Except as provided in this Section 6.3, this Agreement shall not be assignable or otherwise transferred, in whole or in part, by any party to any Third Party without the written consent of any other party hereto, provided that this Agreement may without requiring the consent of any other party be assigned, transferred, delegated or sublicensed to (a) an entity that acquires all or substantially all of the business or assets of such party, whether by merger, reorganization, acquisition, asset sale or otherwise, or (b) a Related Entity of such party, in each case subject to the agreement in writing of such transferee to be subject to the terms and conditions of this Agreement, the Asset Contribution Agreement and the JV Agreement. Except as expressly provided in this Section 5.3, any attempted assignment or transfer of this Agreement shall be null and void. The terms and conditions of this Agreement shall be binding on and inure to the benefit of the permitted successors and assigns of the parties.

6.4 Governing Law. This Agreement shall be governed in all respects by the internal laws of the State of Delaware as applied to agreements entered into among Delaware residents to be performed entirely within Delaware, without regard to principles of conflicts of law.

6.5 Counterparts. This Agreement may be executed and delivered by PDF signature and in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.6 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs and exhibits shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits attached hereto.

6.7 Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, sent by electronic mail or otherwise delivered by hand, messenger or courier service addressed:

If to Maxygen or Perseid
addressed to:	Maxygen, Inc.
515 Galveston Drive
Redwood City, California 94063
USA
Attention: James Sulat, Chief Executive Officer
Telephone: (650) 298-5300
E-mail: james.sulat@maxygen.com

with copy to:	Maxygen, Inc.
515 Galveston Drive
Redwood City, California 94063
USA
Attention: John Borkholder, General Counsel
Telephone: (650) 298-5300
E-mail: john.borkholder@maxygen.com

and a copy to:	Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050
USA
Attention: Tony Jeffries, Esq.
Telephone: (650) 493-9300
E-mail: tjeffries@wsgr.com

If to Bio,
addressed to:	Astellas Bio Inc.
2-3-11, Nihonbashi-Honcho
Chuo-ku, Tokyo 103-8411
Japan
Attention: Legal
Telephone: (813) 3244-2500
E-mail: toshiyuki.ishii@jp.astellas.com

with a copy to:	Astellas Pharma Inc.
2-3-11, Nihonbashi-Honcho
Chuo-ku, Tokyo 103-8411
Japan
Attention: Vice President, Legal
Telephone: (813) 3244-3231
E-mail: kazunori.okimura@jp.astellas.com

and

Astellas US LLC
Three Parkway
North Deerfield, Illinois 60015
Attn: General Counsel
Telephone: (847) 317-8870
Email: linda.friedman@us.astellas.com

and a copy to:	Morrison & Foerster LLP
1290 Avenue of the Americas
New York, New York 10104
Attention: Michael O. Braun, Esq.
Telephone: (212) 468-8000
E-mail: mbraun@mofo.com

Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given (a) if delivered by hand, messenger or courier service, when delivered (or if sent via a nationally-recognized overnight courier service, freight prepaid, specifying next-business-day delivery, two business days after deposit with the courier), (b) if sent via registered or certified mail, at the earlier of its receipt or five days after the same has been deposited in a regularly-maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid, or (c) if sent via electronic mail, when directed to the relevant electronic mail address, if sent during normal business hours of the recipient, or if not sent during normal business hours of the recipient, then on the recipient’s next business day and in either case later confirmed in writing.

6.8 Further Assurances. At any time or from time-to-time on and after the date of this Agreement, Maxygen shall at the request of Bio or Perseid (i) deliver to the requesting Party such records, data or other documents as may be reasonably necessary to give effect to the transfer and sale of the Series A Units, (ii) execute, and deliver or cause to be delivered, all such consents, documents or further instruments of assignment, transfer or license as may be reasonably necessary to give effect to the transfer and sale of the Series A Units, and (iii) take or cause to be taken all such actions, as the requesting Party may reasonably deem necessary or desirable in order for the requesting Party to obtain the full benefits of the transfer and sale of the Series A Units.

6.9 Amendments and Waivers. Any term of this Agreement may be amended, terminated or waived only with the written consent of Maxygen, Perseid and Bio.

6.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11 Delays or Omissions. Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any party under this Agreement upon any breach or default of any other party under this Agreement shall impair any such right, power or remedy of such non-defaulting party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.12 Entire Agreement. This Agreement together with the Transaction Agreements (including any exhibits hereto and thereto) constitute the full and entire understanding and agreement between the parties hereto with respect to the subject matter hereof and thereof, and any other written or oral agreement relating to the subject matter hereof and thereof existing between the parties is expressly canceled.

6.13 Interpretation. Unless otherwise indicated herein, with respect to any reference made in this Agreement to a Section (or Article, Subsection, Paragraph, Subparagraph or Clause), Exhibit or Schedule, such reference shall be to a section (or article, subsection, paragraph, subparagraph or clause) of, or an exhibit or schedule to, this Agreement. The table of contents and any article, section, subsection, paragraph or subparagraph headings contained in this Agreement and the recitals at the beginning of this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed, as the context indicates, to be followed by the words “but (is/are) not limited to.” Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context indicates is appropriate. Where specific language is used to clarify or illustrate by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict the construction of the general statement which is being clarified or illustrated. Unless otherwise specified, any reference to a time or date shall be with reference to the time or date, as the case may be, in Wilmington, Delaware. The Parties have participated jointly in the negotiation and drafting of this Agreement and the other agreements and documents contemplated herein. In the event an ambiguity or question of intent or interpretation arises under any provision of this Agreement or any other agreement or document contemplated herein, this Agreement and such other agreement or document shall be construed as if drafted jointly by the parties thereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authoring any of the provisions of this Agreement or any other agreements or documents contemplated herein.

6.14 Third Party Beneficiaries. All rights, benefits and remedies under this Agreement are solely intended for the benefit of the Parties, and no Third Party shall have any rights whatsoever to (i) enforce any obligation contained in this Agreement (ii) seek a benefit or remedy for any breach of this Agreement, or (iii) take any other action relating to this Agreement under any legal theory, including but not limited to, actions in contract, tort (including but not limited to negligence, gross negligence and strict liability), or as a defense, setoff or counterclaim to any action or claim brought or made by the Parties.

6.15 Construction. The construction of this Agreement shall not take into consideration the Party who drafted or whose representative drafted any portion of this Agreement, and no canon of construction shall be applied that resolves ambiguities against the drafter of a document. Each Party acknowledges that: (a) it has read this Agreement; (b) it has been represented in the preparation, negotiation and execution of this Agreement by legal counsel of its own choice or has voluntarily declined to seek such counsel; and (c) it understands the terms and consequences of this Agreement and is fully aware of the legal and binding effect of this Agreement.

6.16 Expenses. Whether or not the Transactions contemplated herein are consummated, except as otherwise provided herein, all fees and expenses incurred in connection with this Agreement and the Transactions including, but not limited to, all legal, accounting, financial, advisory, consulting and all other fees and expenses of Third Parties incurred by a Party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the Transactions shall be the obligation of the respective Party incurring such fees and expenses.

[Signature page follows]

The registrant agrees to furnish to the Securities and Exchange Commission upon request a copy of any omitted schedule or exhibit.

IN WITNESS WHEREOF, the Parties have executed this Series A Preferred Unit Purchase Agreement as of the date first written above.

MAXYGEN, INC.:

By:	/s/ James Sulat

Name:	James Sulat
Title:	CEO and CFO

IN WITNESS WHEREOF, the Parties have executed this Series A Preferred Unit Purchase Agreement as of the date first written above.

PERSEID THERAPEUTICS LLC:

By:	/s/ Grant Yonehiro

Name:	Grant Yonehiro
Title:	President and CEO

IN WITNESS WHEREOF, the Parties have executed this Series A Preferred Unit Purchase Agreement as of the date first written above.

ASTELLAS BIO INC.:

By:	/s/ Yoshihiko Hatanaka

Name:	Yoshihiko Hatanaka
Title:	President & CEO